                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------


                               AMENDMENT NO. 1 TO
                                    FORM T-3


                FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
                      UNDER THE TRUST INDENTURE ACT OF 1939

                        LOEWEN GROUP INTERNATIONAL, INC.
                               (Name of applicant)

                              11th Floor, Atria III
                            2225 Sheppard Avenue East
                        Toronto, Ontario, Canada M2J 5C2
                            Telephone: (604) 299-9321
                    (Address of principal executive offices)

                                   ----------


           SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED



             Title of Class                                   Amount
   ---------------------------------               --------------------------
   11% Senior Secured Notes Due 2007               Aggregate principal amount
                                                  of approximately $250,000,000


Approximate date of proposed public offering: As soon as practicable after this application for qualification becomes effective.

                     Name and address of agent for service:


                              BRADLEY D. STAM, ESQ.
                             Senior Vice President,
                           Legal and Asset Management
                        Loewen Group International, Inc.
                              11th Floor, Atria III
                            2225 Sheppard Avenue East
                        Toronto, Ontario, Canada M2J 5C2


                                   Copies to:

                               TROY B. LEWIS, ESQ.
                           Jones, Day, Reavis & Pogue
                            2727 North Harwood Street
                               Dallas, Texas 75201
                            Telephone: (214) 220-3939

                                   ----------

The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Act, may determine upon the written request of the obligor.

                                     GENERAL

ITEM 1. GENERAL INFORMATION. Furnish the following information as to the applicant:

         (a) Form of organization: Loewen Group International, Inc. (the "Company") is a corporation.

         (b) State or other sovereign power under the laws of which organized: The Company is organized under the laws of the State of Delaware.

ITEM 2. SECURITIES ACT EXEMPTION APPLICABLE. State briefly the facts relied upon by the applicant as a basis for the claim that registration of the indenture securities under the Securities Act of 1933 is not required.

         On June 1, 1999, the Company, its parent corporation, The Loewen Group Inc. ("TLGI"), and their respective debtor subsidiaries filed a petition for relief under chapter 11 ("Chapter 11") of the Bankruptcy Reform Act of 1978, as amended, Title 11, United States Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). Since that time, the Company, TLGI and their respective debtor subsidiaries have continued to operate their businesses as debtors in possession pursuant to sections 1107 and 1108 of the Bankruptcy Code.


         On December 5, 2001, the Bankruptcy Court entered an order confirming the Fourth Amended Joint Plan of Reorganization, dated September 10, 2001, of the Company, TLGI and certain of their debtor subsidiaries (collectively, the "Debtors"), as modified (the "Plan of Reorganization"). The Plan of Reorganization provides for, among other things, the reorganization of the Debtors under Chapter 11 and the satisfaction and discharge of various prepetition claims against the Debtors. Under the Plan of Reorganization, commencing on the effective date thereof (the "Effective Date"), the Company's 11% Senior Secured Notes Due 2007 (the "Five-Year Secured Notes") will be issued to certain holders of Allowed Claims (as defined in the Plan of Reorganization) in exchange therefor.


         Section 1145(a)(1) of the Bankruptcy Code exempts the offer and sale of securities under a plan of reorganization from registration under the Securities Act of 1933, as amended (the "Securities Act"), if three principal requirements are satisfied: (a) the securities must be offered and sold under a plan of reorganization and must be securities of the debtor, an affiliate participating in a joint plan with the debtor or a successor to the debtor under the plan; (b) the recipients of the securities must hold a prepetition or administrative expense claim against the debtor or an interest in the debtor; and (c) the securities must be issued entirely in exchange for the recipient's claim against or interest in the debtor, or principally in such exchange and partly for cash or property. The offer and sale of the Five-Year Secured Notes and related guarantees under the Plan of Reorganization satisfy the requirements of section 1145(a)(1) of the Bankruptcy Code and, accordingly, are exempt from registration under the Securities Act.


                                  AFFILIATIONS

ITEM 3. AFFILIATES. Furnish a list or diagram of all affiliates of the applicant and indicate the respective percentages of voting securities or other bases of control.


         A list of the Company's current affiliates is set forth on Annex I. The Plan of Reorganization provides that the Company and its current affiliates will engage in a series of corporate restructuring transactions (the "Restructuring Transactions"). In connection with the Restructuring Transactions, on the Effective Date the Company is expected to change its name to Alderwoods Group, Inc. A list of entities that are presently expected to be subsidiaries of the Company immediately following consummation of the Restructuring Transactions is set forth on Annex II.


         See Item 5 for the names, addresses and stock ownership of the Company's major stockholders, each of which may be deemed to be an affiliate of the Company by virtue of its stock ownership.

         See Item 4 for the names and addresses of the directors and executive officers of the Company, each of whom may be deemed to be an affiliate of the Company by virtue of his or her position. None of the current directors or executive officers of the Company own any outstanding voting securities of the Company. Pursuant to the Plan of Reorganization, as of the Effective Date certain directors and executive officers will be granted options to purchase up to 2,475,000 shares of common stock of the Company ("Common Stock"). In addition, pursuant to the Company's Key Employee Retention Plan, certain executive officers will be issued an as yet undeterminable number of shares of Common Stock as partial payment of emergence bonuses payable following the Effective Date.



                             MANAGEMENT AND CONTROL

ITEM 4. DIRECTORS AND EXECUTIVE OFFICERS. List the names and complete mailing addresses of all directors and executive officers of the applicant and all persons chosen to become directors or executive officers. Indicate all offices with the applicant held or to be held by each person.

         The following table sets forth the names and offices of all current directors and executive officers of the Company. The address for each director and executive officer listed below is c/o Loewen Group International, Inc., 11th Floor, Atria III, 2225 Sheppard Avenue East, Toronto, Ontario, Canada M2J 5C2.



NAME                                        POSITION
----                                        --------
Jeffrey Lowe                                Vice President, Treasurer; Director

William Tottle                              Vice President, Financial Planning & Analysis; Director

Paul A. Houston                             President

Kenneth A. Sloan                            Senior Vice President, Chief Financial Officer

Bradley D. Stam                             Senior Vice President, Legal & Asset Management

Gordon D. Orlikow                           Senior Vice President, People

James D. Arthurs                            Senior Vice President, Chief Information Officer

Dwight K. Hawes                             Senior Vice President, Corporate Controller

Azalea Angeles                              Assistant Secretary

Ronald G. Collins                           Vice President, Northeast USA

Ronald L. Costigan                          Vice President, Credit & Acceptance

Donald F. Delaney                           Vice President, Corporate Controller

Jean Pierre Gabille                         Vice President, Corporate Development

Andrew J. Gauntley                          Vice President, Corporate Compliance & Trust Administration

Joseph T. Hardiman                          Vice President, Southeast USA

Hugh Hornibrook                             Vice President, Corporate Development

Charles D. Kizina                           Vice President, Personnel Administration, Environmental & Safety

Stephen J. Langford                         Vice President, Purchasing

J. C. Ogier Mathewes                        Vice President, Corporate Development

James S. MacQueen                           Vice President, Real Estate

Herbert A. Mayes                            Vice President, Southcentral USA

Kevin Musico                                Vice President, Asset Management


Jack Palumbo                                Vice President, Law

Shawn P. Phillips                           Vice President, West USA

Jeffrey Rathjen                             Vice President, Northcentral USA

Douglas Routley                             Vice President, Accounting & Administration

Richard Scully                              Vice President, Marketing

Nicholas V. Taylor                          Managing Director, United Kingdom




         The following table sets forth the names and offices of those persons chosen to serve as directors and executive officers of the Company commencing on the Effective Date. The address for each director and executive officer listed below will be c/o Alderwoods Group, Inc., 11th Floor, Atria III, 2225 Sheppard Avenue East, Toronto, Ontario, Canada M2J 5C2.




NAME                                        POSITION
----                                        --------
John S. Lacey                               Chairman of the Board; Director

Paul A. Houston                             President and Chief Executive Officer; Director

William R. Riedl                            Director

Lloyd E. Campbell                           Director

Anthony G. Eames                            Director

Charles M. Elson                            Director

David Hilty                                 Director

Olivia Kirtley                              Director

W. MacDonald Snow                           Director

Kenneth A. Sloan                            Senior Vice President, Chief Financial Officer

Bradley D. Stam                             Senior Vice President, Legal & Asset Management; Corporate Secretary

Gordon  D. Orlikow                          Senior Vice President, People

James D. Arthurs                            Senior Vice President, Chief Information Officer

Dwight K. Hawes                             Senior Vice President, Corporate Controller

Azalea Angeles                              Assistant Secretary

Ronald G. Collins                           Vice President, Canada & Northeast USA

Ronald L. Costigan                          Vice President, Credit & Acceptance

Donald F. Delaney                           Vice President, Corporate Controller

Jean Pierre Gabille                         Vice President, Corporate Development

Andrew J. Gauntley                          Vice President, Corporate Compliance & Trust Administration

Joseph T. Hardiman                          Vice President, Southeast Asia

Hugh Hornibrook                             Vice President, Corporate Development

Charles D. Kizina                           Vice President, Personnel Administration, Environmental & Safety

Stephen J. Langford                         Vice President, Purchasing

Jeffrey Lowe                                Vice President, Treasurer

James S. MacQueen                           Vice President, Real Estate

J. C. Ogier Mathewes                        Vice President, Corporate Development

Herbert A. Mayes                            Vice President, Southcentral USA

Kevin Musico                                Vice President, Asset Management

Jack Palumbo                                Vice President, Law

Shawn P. Phillips                           Vice President, West USA

Jeffrey Rathjen                             Vice President, Northcentral USA

Douglas Routley                             Vice President, Accounting & Administration

Richard Scully                              Vice President, Marketing

Nicholas V. Taylor                          Managing Director, United Kingdom

William Tottle                              Vice President, Financial Planning & Analysis




ITEM 5. PRINCIPAL OWNERS OF VOTING SECURITIES. Furnish the following information as to each person owning 10% or more of the voting securities of the applicant.


                                                   AS OF NOVEMBER 30, 2001
                                                   -----------------------

          NAME AND COMPLETE                     TITLE OF                                       PERCENTAGE OF VOTING
           MAILING ADDRESS                    CLASS OWNED               AMOUNT OWNED             SECURITIES OWNED
          -----------------                 ---------------            -------------           ---------------------
The Loewen Group Inc.                        Common Stock,             1455 shares (1)                 100%
11th Floor, Atria III                       $0.01 par value
2225 Sheppard Avenue East
Toronto, Ontario, Canada
M2J 5C2



----------
(1) Includes 219 shares held of record by Neweol Investments Ltd., a wholly owned subsidiary of The Loewen Group Inc.

                                                    UPON THE EFFECTIVE DATE
                                                    -----------------------

                                                TITLE OF                                       PERCENTAGE OF VOTING
NAME AND COMPLETE MAILING ADDRESS (1)         CLASS OWNED               AMOUNT OWNED             SECURITIES OWNED
---------------------------------           -------------           ----------------           --------------------
Oaktree Capital Management, LLC              Common Stock,          7,173,626 shares (2)              17.94%
333 South Grand Avenue                      $0.01 par value
Los Angeles, California  90071



----------


(1) Based on information currently available to the Company and the terms of the Plan of Reorganization, the Company believes that Oaktree Capital Management, LLC is the only person or entity that will own 10% or more of the Common Stock outstanding immediately following the Effective Date.



(2) Based on information provided to the Company by Oaktree Capital Management, LLC and the terms of the Plan of Reorganization. Includes 645 shares of Common Stock that Oaktree Capital Management, LLC will have the right to purchase at an initial exercise price of $25.76 per share pursuant to warrants to be issued by the Company pursuant to the Plan of Reorganization.





                                  UNDERWRITERS

ITEM 6. UNDERWRITERS. Give the name and complete mailing address of (a) each person who within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.

         (a) None.

         (b) None.

                               CAPITAL SECURITIES


ITEM 7. CAPITALIZATION. (a) Furnish the following information as to each authorized class of securities of the applicant.



                                                AS OF NOVEMBER 30, 2001 (1)
                                                ---------------------------

              TITLE OF CLASS                        AMOUNT AUTHORIZED                   AMOUNT OUTSTANDING
              --------------                        -----------------                   ------------------
Common Stock, $0.01 par value                        3,000 shares                          1455 shares

7.50% Series 1 Senior Guaranteed Notes Due           $500,000,000 (2)                      $225,000,000
2001

8.25% Series 2 Senior Guaranteed Notes Due           $500,000,000 (2)                      $125,000,000
2003

7.75% Series 3 Senior Guaranteed Notes Due           $500,000,000 (3)                      $125,000,000
2001

8.25% Series 4 Senior Guaranteed Notes Due           $500,000,000 (3)                      $225,000,000
2003

7.20% Series 6 Senior Guaranteed Notes Due           $450,000,000 (4)                      $200,000,000
2003

7.60% Series 7 Senior Guaranteed Notes Due           $450,000,000 (4)                      $250,000,000
2008

7.82% Series E Senior Guaranteed Notes Due           $50,000,000                           $30,431,615
2004



----------

(1) Does not reflect: (i) the Company's guarantee of 6.10% Series 5 Senior Guaranteed Notes Due 2002 issued by TLGI and having an authorized aggregate principal amount of Cdn $200,000,000, all of which is outstanding; (ii) the Company's guarantee of the 11.12% Series D Senior Guaranteed Notes Due 2004 issued by TLGI and having an authorized aggregate principal amount of $60,000,000, of which $36,518,000 is outstanding; or (iii) the Company's guarantee of 9.45% Cumulative Monthly Income Preferred Securities, Series A, issued by Loewen Group Capital, L.P. and having an authorized aggregate preference amount of $75,000,000, all of which is outstanding.


(2) The authorized aggregate principal amount of 7.50% Series 1 Senior Guaranteed Notes Due 2001 and 8.25% Series 2 Guaranteed Senior Notes, collectively, is $500,000,000.

(3) The authorized aggregate principal amount of 7.75% Series 3 Senior Guaranteed Notes Due 2001 and 8.25% Series 4 Senior Guaranteed Notes Due 2003, collectively, is $500,000,000.

(4) The authorized aggregate principal amount of 7.20% Series 6 Senior Guaranteed Notes Due 2003 and 7.60% Series 7 Senior Guaranteed Notes Due 2008, collectively, is $450,000,000.

                                            UPON THE EFFECTIVE DATE (1)
                                            ---------------------------

             TITLE OF CLASS                      AMOUNT AUTHORIZED                    AMOUNT OUTSTANDING
             --------------                      ------------------                  ---------------------
Common Stock, $0.01 par value                    100,000,000 shares                  39,995,249 shares (2)
Preferred Stock, $0.01 per value                 10,000,000 shares                   0
11% Senior Secured Notes Due 2007                $250,000,000 (3)                    $250,000,000 (3)
12 1/4% Senior Notes Due 2004                    $49,599,000 (3)                     $49,599,000 (3)
12 1/4% Senior Notes Due 2009                    $330,000,000 (3)                    $330,000,000 (3)
12 1/4% Convertible Subordinated Notes           $24,679,000                         $24,679,000
Due 2012


----------

(1) All amounts are approximated and based on information currently available to the Company and the terms of the Plan of Reorganization.


(2) Does not include: (i) 4,500,000 shares of Common Stock reserved for issuance under the Company's Equity Incentive Plan, including up to 2,475,000 shares of Common Stock underlying options to be granted in connection with the Effective Date (which options will become exercisable in cumulative installments with respect to 25% of the shares on the first and second anniversaries of the date of grant and with respect to the remaining 50% of the shares on the third anniversary of the date of grant; provided, however, that in the case of options granted to John S. Lacey and Paul A. Houston, pursuant to their employment agreements such options will become exercisable in cumulative installments with respect to 25% of the shares on the date of grant, 25% of the shares on November 1, 2002 and the remaining 50% of the shares on November 1, 2003); (ii) 2,992,000 shares of Common Stock reserved for issuance upon exercise of warrants to be issued by the Company pursuant to the Plan of Reorganization (which warrants will have an initial exercise price of $25.76 per share and will expire on the fifth anniversary of the Effective Date); (iii) 1,437,332 shares of Common Stock reserved for issuance upon conversion of the Company's
         12 1/4% Convertible Subordinated Notes Due 2012 to be issued by the Company pursuant to the Plan of Reorganization (which notes will have an initial conversion price of $17.17 per share); (iv) 100,000 shares of Common Stock reserved for issuance under the Company's Director Compensation Plan; (v) 775,000 shares of Common Stock reserved for possible future issuance pursuant to the Plan of Reorganization; and
         (vi) an as yet undeterminable number of shares of Common Stock to be issued in partial payment of emergence bonuses payable following the Effective Date under the Company's Key Employee Retention Plan.



(3) Subject to increase to the extent necessary as a result of the application of the rounding provisions set forth in the Plan of Reorganization.




         (b) Give a brief outline of the voting rights of each class of securities referred to in paragraph (a) above.

         The current holders of Common Stock are, and the holders of Common Stock upon the Effective Date will be, entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. No other holder of securities of the Company is, or upon the Effective Date will be, entitled to vote on matters submitted to a vote of stockholders.

                              INDENTURE SECURITIES

ITEM 8. ANALYSIS OF INDENTURE PROVISIONS. Insert at this point the analysis of indenture provisions required under 305(a)(2) of the Act.

         The Five-Year Secured Notes will be issued under an indenture to be dated as of the Effective Date (the "Indenture") and entered into by the Company, the Subsidiary Guarantors (as defined in the Indenture) and Wells Fargo Bank Minnesota, National Association, as trustee (the "Trustee"). The following analysis is not a complete description of the Indenture provisions discussed and is qualified in its entirety by reference to the terms of the Indenture, a copy of which is attached as an exhibit hereto and incorporated by reference herein.

         EVENTS OF DEFAULT; WITHHOLDING OF NOTICE. An "event of default" with respect to the Five-Year Secured Notes includes any of the following events:

         (a) default in the payment of the principal of or premium, if any, on any Five-Year Secured Note, when it becomes due and payable;

         (b) default in the payment of an installment of interest on any Five-Year Secured Note, when it becomes due and payable, if that default continues for a period of 20 days;

         (c) failure to perform or observe any material term, covenant or agreement relating to (i) the Company's obligation to repurchase Five-Year Secured Notes upon (A) a change of control of the Company and (B) certain asset sales by the Company and (ii) mergers, consolidations and dispositions of all or substantially all of the assets of the Company or its Restricted Subsidiaries (as defined in the Indenture);

         (d) failure to perform or observe any other term, covenant or agreement contained in the Five-Year Secured Notes or pursuant to the provisions of the Indenture (other than defaults specified in clause (a), (b), or (c) above), if that default continues for a period of 30 days after written notice of that default requiring the Company to remedy it was given to (i) the Company by the Trustee or (ii) the Company and the Trustee by holders of at least 25% in aggregate principal amount of the Five-Year Secured Notes then outstanding;

         (e) one or more judgments, orders or decrees of any court or regulatory or administrative agency of competent jurisdiction for the payment of money in excess of $25 million, either individually or in the aggregate, is entered against the Company or any of its Restricted Subsidiaries or any of their respective properties, which is not discharged or bonded against or stayed and there has been a period of 60 days after the date on which any period for appeal has expired and during which time a stay of enforcement of that judgment, order or decree, is not in effect;

         (f) default under any indebtedness under which the Company or any of its Restricted Subsidiaries then has outstanding in excess of $25 million that continues beyond any applicable grace period set forth in the documentation governing that indebtedness; provided, however, that a waiver of any such default by the requisite holders of the relevant indebtedness will constitute an immediate and automatic waiver of any default or event of default otherwise arising under this provision with respect to the Indenture and the Five-Year Secured Notes;

         (g) certain events involving bankruptcy or other insolvency-related matters with respect to the Company or any Restricted Subsidiary that is a "Significant Subsidiary" as defined in Rule 1-02(w) of Regulation S-X under the Securities Act; and

         (h) actual invalidity (or the assertion thereof by the Company or any subsidiary of the Company) of any guarantee of the Five-Year Secured Notes by any Subsidiary Guarantor, lien, priority status or the benefits of subordination of other claims in respect of the Five-Year Secured Notes resulting from actions or omissions of the Company, other than in accordance with the terms of the Five-Year Secured Notes, the Indenture or the relevant guarantee, lien, priority status or subordination.


         If a default or event of default occurs and is continuing and if it is known to the Trustee, the Trustee shall mail to each holder of the Five-Year Secured Notes notice of the default or event of default within 30 days after such default or event of default becomes known to the Trustee; provided, however, that, except in the case of a default in payment of principal of, premium, if any, or interest on any Five-Year Secured Note, the Trustee will be protected in withholding that notice if and so long as the board of directors, the executive committee of the board of directors or a committee of the directors of the Trustee and/or trust officers in good faith determines that withholding of that notice is in the interest of the holders of the Five-Year Secured Notes.


         AUTHENTICATION AND DELIVERY OF FIVE-YEAR SECURED NOTES; APPLICATION OF PROCEEDS. Upon execution and delivery of the Indenture, Five-Year Secured Notes in an aggregate principal amount of approximately $250 million may be executed by the Company and delivered to the Trustee for authentication. The Five-Year Secured Notes will be issuable only in registered form without coupons and only in denominations of $100 and integral multiples thereof.

         All of the Five-Year Secured Notes will be distributed to holders of certain Allowed Claims in accordance with the terms of the Plan of Reorganization. As a condition precedent to the receipt of the Five-Year Secured Notes issued by the Company, each holder of Allowed Claims entitled to receive Five-Year Secured Notes must, except as provided in the Plan of Reorganization, tender the securities in exchange for which the Five-Year Secured Notes are being issued in accordance with the Plan of Reorganization and the confirmation order relating thereto. Accordingly, the Five-Year Secured Notes may be issued on different dates commencing on the Effective Date.

         In accordance with the Plan of Reorganization, Five-Year Secured Notes will be issued in the form of one or more permanent global Five-Year Secured Notes deposited with, or on behalf of, the depositary or with the Trustee, as custodian for the depositary; provided, that each holder of an Allowed Claim entitled to receive Five-Year Secured Notes pursuant to the Plan of Reorganization that has tendered the securities representing such holder's Allowed Claim and otherwise complied with the Plan of Reorganization but is not eligible to hold a global Five-Year Secured Note will be issued Five-Year Secured Notes in the form of permanent certificated Five-Year Secured Notes in registered form.

         Each Five-Year Secured Note will be executed either manually or by facsimile on behalf of the Company by two of its officers and will not be valid until an authorized signatory of the Trustee manually signs the certificate of authentication on that Five-Year Secured Note. The Trustee shall authenticate the Five-Year Secured Notes for original issue upon receipt of an officers' certificate signed by two officers of the Company directing the Trustee to authenticate the Five-Year Secured Notes and certifying that all conditions precedent to the issuance of the Five-Year Secured Notes contained in the Indenture have been complied with. With the prior written approval of the Company, the Trustee may appoint an authenticating agent acceptable to the Company to authenticate the Five-Year Secured Notes. Unless limited by the terms of that appointment, an authenticating agent may authenticate the Five-Year Secured Notes whenever the Trustee may do so.

         Because the Five-Year Secured Notes are being issued pursuant to the Plan of Reorganization to certain holders of Allowed Claims in exchange therefor, no proceeds will be derived from the issuance of the Five-Year Secured Notes.


         RELEASE OF COLLATERAL SUBJECT TO THE INDENTURE. To secure the payment of the obligations of the Company and the Subsidiary Guarantors under the Indenture, the Company, the Subsidiary Guarantors and a collateral agent (the "Collateral Agent"), on behalf of the Trustee and the agent for the lenders under the Exit Facility (as defined in the Indenture), will enter into a security agreement and certain securities account control agreements, deposit account control agreements and mortgages (collectively, the "Collateral Documents"). Pursuant to the Collateral Documents, the Company and each Subsidiary Guarantor will grant to the Collateral Agent a security interest in all of the assets (other than capital stock) of the Company and the Subsidiary Guarantors, subject and subordinate to the liens securing the Exit Facility. As a condition to any release of such collateral under the Collateral Documents, the Company will, and will cause each Subsidiary Guarantor to, deliver to the Trustee the certificate or opinion, if any, required by Section 314(d) of the Act as to the fair value of the collateral to be released, dated as of a date not more than 60 days prior to the date of release. Any release of such collateral made in compliance with the terms of the Collateral Documents will be deemed not to impair the security interest in such collateral in contravention of the terms of the Indenture.



         If the Company's obligations under the Indenture have been terminated and no obligations under the Collateral Documents remain outstanding, the Trustee will, upon the request of the Company and on behalf of the holders of the Five-Year Secured Notes, disclaim and give up any and all rights it has in or to such collateral and any rights it has under the Collateral Documents (excluding unasserted indemnity claims thereunder), and the Trustee will not be deemed to hold a security interest in such collateral for the benefit of the holders of the Five-Year Secured Notes.



         The Trustee will, before taking any action in connection with release of such collateral, be entitled to receive an opinion of counsel reasonably acceptable to the Trustee, stating the legal effect of that action, and that the action to be taken will not be in contravention of the Indenture or the Collateral Documents. The Trustee will be fully protected for any action taken or omitted to be taken in reliance upon that opinion.


         SATISFACTION AND DISCHARGE OF INDENTURE. The Company may satisfy and discharge the Indenture and terminate its obligations thereunder (subject to certain surviving obligations) if all Five-Year Secured Notes previously authenticated and delivered (subject to certain exceptions) have been delivered to the Trustee for cancellation and the Company has paid all sums payable by it under the Indenture, or if:

         (a) the Company has given a redemption notice to the Trustee and mailed a redemption notice to each holder of the Five-Year Secured Notes or all Five-Year Secured Notes have become due and payable;

         (b) the Company has irrevocably deposited or caused to be deposited with the Trustee or a trustee reasonably satisfactory to the Trustee, under the terms of an irrevocable trust agreement in form and substance satisfactory to the Trustee, as trust funds in trust solely for the benefit of the holders of the Five-Year Secured Notes for that purpose, money in an amount as is sufficient, without consideration of reinvestment of interest, to pay the principal, premium, if any, and interest on the outstanding Five-Year Secured Notes to maturity or redemption, as certified in a certificate of a nationally recognized firm of independent public accountants; provided, that the Trustee shall have been irrevocably instructed to apply that money to the payment of said principal, premium, if any, and interest with respect to the Five-Year Secured Notes;

         (c) no default or event of default under the Indenture or the Five-Year Secured Notes has occurred and is continuing on the date of that deposit or will occur as a result of that deposit and that deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company is a party or by which it is bound;

         (d) the Company has paid all other sums payable under the Indenture; and

         (e) the Company has delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent providing for the termination of the Company's obligation under the Five-Year Secured Notes and the Indenture have been complied with.


         The Company may effect a legal defeasance (i.e., the discharge of certain of its obligations under the Indenture, including the indebtedness represented by the Five-Year Secured Notes), or covenant defeasance (i.e., the release of certain covenant obligations of the Company under the Indenture) with respect to the Five-Year Secured Notes, upon the satisfaction of certain conditions, including without limitation, (i) the deposit by the Company with the Trustee in trust for the benefit of the holders of the Five-Year Secured Notes an amount of cash or U.S. Government Obligations (as defined in the Indenture) or a combination thereof sufficient to pay the principal of, premium, if any, and interest on the Five-Year Secured Notes when the same shall be due,
(ii) no default or event of default with respect to the Five-Year Secured Notes has occurred and is continuing on the date of such deposit and the Company does not default in the payment of the principal of or premium, if any, on any Five-Year Secured Note, when it becomes due and payable at any time during the period commencing on the date of such deposit and ending on the 91st day thereafter, (iii) such legal defeasance or covenant defeasance does not cause the Trustee to have a conflicting interest with respect to any of the Company's securities, (iv) such legal defeasance or covenant defeasance does not result in a breach or violation of, or constitute a default or event of default under, the Indenture or any other material agreement to by which the Company is bound and (v) the delivery of certain prescribed officers' certificates and opinions of counsel, including an opinion with respect to certain federal income tax matters.


         EVIDENCE AS TO COMPLIANCE WITH THE INDENTURE. The Company will deliver to the Trustee within 45 days after the end of each of the Company's first three fiscal quarters and within 90 days after the end of the Company's fiscal year an officers' certificate stating whether or not the signers know of any default or event of default under the Indenture by the Company or an event that, with notice or lapse of time or both, would constitute a default by the Company under any indebtedness that ranks pari passu in right of payment with the Five-Year Secured Notes that occurred during that fiscal period. If the signing officers know of such a default or event of default, the certificate shall describe that default or event of default and its status. The Company shall also deliver a certificate to the Trustee at least annually from its principal executive, financial or accounting officer as to his or her knowledge of the Company's compliance with all conditions and covenants under the Indenture without regard to any grace period or requirement of notice provided in the Indenture.

         Additionally, the Company will deliver to the Trustee within 90 days after the end of each fiscal year a written statement by the Company's independent public accountants stating (i) that their audit examination has included a review of the terms of the Indenture and the Five-Year Secured Notes as they relate to accounting matters and (ii) whether, in connection with their audit examination, any default or event of default under the Indenture or an event that, with notice or lapse of time or both, would constitute a default under any indebtedness that ranks pari passu with the Five-Year Secured Notes in right of payment has come to their attention and, if such a default or event of default under any such indebtedness has come to their attention, specifying the nature and period of existence thereof; provided, however, that, without any restriction as to the scope of the audit examination, those independent public accountants shall not be liable by reason of any failure to obtain knowledge of any such default or event of default under any indebtedness that ranks pari passu in right of payment with the Five-Year Secured Notes that would not be disclosed in the course of an audit examination conducted in accordance with United States generally accepted accounting principles.

         Furthermore, the Company will deliver to the Trustee as soon as possible, and in any event within 10 business days after the Company becomes aware or should reasonably have become aware of the occurrence of any default or event of default or an event that, with notice or lapse of time or both, would constitute a default by the Company under any indebtedness, an officers' certificate specifying such default or event of default and what action the Company is taking or proposes to take with respect thereto.

ITEM 9. OTHER OBLIGORS. Give the name and complete mailing address of any person, other than the applicant, who is an obligor upon the indenture securities.

         Each Subsidiary Guarantor is an obligor on the Five-Year Secured Notes. The name and mailing address of each Subsidiary Guarantor is set forth on Annex III.

CONTENTS OF APPLICATION FOR QUALIFICATIONS. This application for qualification comprises:

         (a) Pages numbered 1 to 14, consecutively (and Annex I, Annex II, Annex III and an Exhibit Index).

         (b) The statement of eligibility and qualification of the Trustee on Form T-1, executed by Wells Fargo Bank Minnesota, National Association (Exhibit 25.1).

         (c) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the Trustee:


                  (i) Exhibit T3A(1). Certificate of Incorporation of the Company, as amended.*



                  (ii) Exhibit T3A(2). Form of Amended and Restated Certificate of Incorporation of the Company to be in effect on the Effective Date (incorporated by reference to Exhibit 3.3 to the Company's Form 10, SEC File No. 000-33277, filed October 26, 2001).



                  (iii)    Exhibit T3B(1). Bylaws of the Company.*



                  (iv) Exhibit T3B(2). Form of Amended and Restated Bylaws of the Company to be in effect on the Effective Date (incorporated by reference to Exhibit 3.4 to the Company's Form 10, SEC File No. 000-33277, filed October 26, 2001).


                  (v)      Exhibit T3C. Form of Indenture to be qualified.


                  (vi) Exhibit T3E. Disclosure Statement Pursuant to section 1125 of the Bankruptcy Code for the Fourth Amended Joint Plan of Reorganization of Loewen Group International, Inc., its Parent Corporation and Certain of Their Debtor Subsidiaries.*


                  (vii) Exhibit T3F. Cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive of the Act.


----------
*        Previously filed.

                                    SIGNATURE


         Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Loewen Group International, Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Toronto, and Province of Ontario, on the 26th day of December, 2001.



                                  LOEWEN GROUP INTERNATIONAL, INC.





                                  By:   /s/ Bradley D. Stam
                                        ----------------------------------------
                                        Name:  Bradley D. Stam
                                        Title: Senior Vice President, Legal
                                               and Asset Management

Attest:



By: /s/ Azalea Angeles
    -------------------------------
    Name:  Azalea Angeles
    Title: Assistant Secretary

                                                                         ANNEX I


                               CURRENT AFFILIATES


                                  UNITED STATES


         Each entity listed below is a wholly owned subsidiary of the Company, unless indicated in parentheses following such entity's name. The names of indirectly owned subsidiaries are indented and listed under their direct-parent entities, and are wholly owned by their direct-parent entity unless indicated in parentheses following such entity's name. The jurisdiction of incorporation for the individual entities appears in the far right hand margin if it differs from the state heading above that section.


ALABAMA

Advanced Planning (Alabama), Inc.
Eastwood Memorial Gardens, Inc.
GTHC Holdings, Inc.
North Alabama Memorial Gardens, Inc.
Saint Clair Memorial Gardens, Incorporated
Searcy Funeral Home, Inc.
Walker Cemetery Corporation

ALASKA


Alderwoods (Alaska), Inc. (f/k/a Evergreen Memorial Chapel, Inc.)


ARIZONA


Alderwoods (Arizona), Inc. (f/k/a Cemetery Management Company, Inc.)
Dimond & Sons Silver Bell Chapel, Inc.
Flagstaff-Greenlawn Mortuary, Inc.
LHMG Holdings, Inc.
Yuma Mortuary & Crematory, Inc.


ARKANSAS


Advance Planning of Arkansas, Inc.
Loewen (Arkansas) Holdings, Inc.
        Callison Lough Funeral Home, Inc.
        Lough, Inc.
                Alderwoods (Arkansas), Inc. (f/k/a Benton County Memorial Park, Inc.)


CALIFORNIA

Bannon Disposition, Inc.
Calico General Partner, Inc.
Coge Investment Corporation
Conrad Lemon Grove Mortuary, Inc.
Culjis, Miller, Skelton and Herberger, Inc.

Directors Succession Planning, Inc. (15% of voting stock owned by third party)
         Directors Cemetery (Texas), Inc..........................................................          Texas
                  Del Rio Memorial Park, Inc......................................................          Texas
                  Panola County Restland Memorial Park, Inc. .....................................          Texas
         Directors Succession Planning II, Inc.
         James Funeral Home, Incorporated.........................................................          Texas
E. & M. Frandsen, Inc.
Funeral Discount Center, Inc.
Greenview Cemetery, Inc.
Guerrero Mortuary, Inc.
International Memorial Society, Inc.
Jensen-Carpenter Mortuary, Inc.
Keaton Mortuaries, Inc.
Loewen (Alabama), Inc.
         Brooks-Cargile Funeral Home, Inc.........................................................          Alabama
         GTHN Holdings, Inc.......................................................................          Alabama
         Montgomery Memorial Cemetery, Inc........................................................          Alabama
Loewen (Indiana), Inc.
Loewen (Texas), Inc.
         Alderwoods (Texas), Inc. (f/k/a Loewen (Texas) II, Inc.)
         Alderwoods (Texas) Cemetery, Inc. (f/k/a Loewen Cemetery (Texas), Inc.)..................          Texas
                  CDRH Holdings, Inc..............................................................          Texas
         Northwest Services, Inc..................................................................          Texas
         Sharpstown Services, Inc.................................................................          Texas
Loewen Communication Center, Inc.
McLeod Mortuary, Inc.
Memorial Consultants of California, Inc.
Merkley-Mitchell Mortuary
Mount Hope Cemetery, Inc.
Palm Springs Mausoleum, Inc.
Paris-Frederick Mortuary, Inc.
Pierce Mortuary Chapels, Inc.
Pinkham-Mitchell Mortuary, Inc.
PMHM Holdings, Inc.
Security Plus Mini & RV Storage, Inc.
Wallace-Martin Funeral Home, Inc. (.05% of voting stock by a third party)
Whitehurst California
         Advance Funeral Insurance Services
         Alderwoods Group (California), Inc. (f/k/a Brentwood Funeral Home, Inc.)
         Chapel of Seaside, Inc.
         Chapel of the Valley of Castro Valley, Inc.
         DCRM Holdings, Inc.
         Delano Mortuary
         HDLY Holdings, Inc.
         Johnson Funeral Home, Inc.
         Merced Funeral Chapel
         Miller's Tulare Funeral Home
         Mission Memorial Park
         Mission Mortuary, Inc.
         Nicoletti, Culjis & Herberger Funeral Home, Inc.
         Norman's Family Chapel, Inc.
         Smith-Reardon Incorporated
                  Conejo Mountain Memorial Park
         Stephens & Bean
         Valley Mortuary, Inc.
         Whitehurst, Sullivan, Burns & Blair Funeral Service

         Whitehurst-Grim Funeral Service
         Whitehurst-Lakewood Memorial Park and Funeral Service
         Whitehurst-Loyd Funeral Service
         Whitehurst-McNamara Funeral Service
         Whitehurst-Muller Funeral Service
         Whitehurst-Norton Funeral Service
         Whitehurst-Terry Funeral Service
         Willow Glen Mortuary, Inc.

CONNECTICUT

New England Holding Company, Inc.
         Alderwoods (Connecticut), Inc. (f/k/a Gilman Funeral Home, Inc.)
         Alderwoods (Rhode Island), Inc. (f/k/a RIFH Holdings, Inc.).............................           Rhode Island
         BJFH Acquisition, Inc.......................................................................       Rhode Island
         FRGS Holdings, Inc..........................................................................       Rhode Island
         George M. Wilbur-Romano & Sons, Inc......................................................          Rhode Island
         John B. Romano & Sons, Inc...............................................................          Rhode Island
         Pontarelli-Marino Funeral Home, Inc......................................................          Rhode Island
         Prata Funeral Homes, Inc.................................................................          South Dakota
         Robert Douglas Goundrey Funeral Home, Inc................................................          New Hampshire

DELAWARE

Administration Services, Inc.
Alderwoods (Alabama), Inc. (f/k/a Mountain View Floral, Inc.)
Alderwoods (Commissioner), Inc. (f/k/a Neweol Investments (U.S.A.), Inc.)
Alderwoods (Delaware), Inc. (f/k/a Loewen Management Investment Corporation)
Wm. F. Cushing, Inc.
Alderwoods (Texas), L.P. (f/k/a Loewen (Texas), L.P.) (1% of membership interests owned by Alderwoods
   (Partner), Inc. (general partner) and 99% of membership interests owned by Alderwoods (Texas), Inc.
   (limited partner))
Alderwoods Life Insurance Group, Inc. (f/k/a Loewen Life Insurance Group, Inc.)...................          Delaware
         Mayflower National Life Insurance Company................................................          Indiana
                  Funeral Service, Inc............................................................          Texas
                           National Capital Life Insurance Company................................          Texas
                  Mayflower Corporate Services, Inc...............................................          Louisiana
                  Security Plan Life Insurance Company ...........................................          Louisiana
                           Security Plan Fire Insurance Company...................................          Louisiana
American Burial Cremation Centers, Inc.
Eagle Lending, Inc.
Directors (Texas), L.P. (1% of membership interests owned by DSP General Partner, Inc.
   (general partner) and 99% of membership interests owned by Directors Succession Planning II, Inc.
   (limited partner))
         Pioneer Funeral Plans, Inc...............................................................          Texas
Family Memorial Casket Center, Inc.
Great Lakes Cemetery Corp.
         APC Association..........................................................................          Michigan
         Osiris Holding of Michigan, Inc..........................................................          Michigan
HMP Acquisition, Inc.
H. P. Brandt Funeral Home, Inc.
Lester L. Hayman Funeral Home, Inc.
Loewen (Alabama), L.P. (1% of membership interests owned by Alderwoods (Partner), Inc. (general partner) and 99% of membership interests owned by Loewen (Alabama), Inc. (limited partner))

Loewen (Indiana), L.P. (1% of membership interests owned by Loewen Group Inc. (general partner) and
   99% of membership interests owned by Loewen (Indiana), Inc. (limited partner))
Loewen Corporate Benefits of North Carolina, Inc.
Loewen Group Acquisition Corp.
         Added Touch Flower Shop, Inc. ...........................................................          Oklahoma
         Baggerley Acquisition, Inc. .............................................................          Oklahoma
         BHRN Holdings, Inc. .....................................................................          South Dakota
         Bill Eisenhour Funeral Homes, Inc. ......................................................          Oklahoma
         CMC Holdings, Inc........................................................................          West Virginia
         COMO Holdings, Inc.......................................................................          Colorado
         Chapel of the Pines Funeral Home, Inc....................................................          California
         DMFH, Inc. (.99% of voting stock owned by a third party that has granted Loewen Group
           Acquisition Corp. an option to purchase such stock)....................................          Kentucky
         DeVaney-Bennett Funeral Home, Inc........................................................          New York
         DVTL Holdings, Inc. .....................................................................          North Carolina
         Eastern Arkansas Memorial Gardens, Inc..................................................           Arkansas
         Evangeline Funeral Home, Inc.............................................................          Louisiana
         FMI Holdings, Inc. ......................................................................          West Virginia
         Foster and Good Funeral Home, Incorporated...............................................          Indiana
         Alderwoods (Georgia), Inc. (f/k/a Harrell Faircloth Funeral Home, Inc.)..................          Georgia
         James J. Stout Funeral Home, Inc. .......................................................          New York
         Memory Chapel, Inc. .....................................................................          California
         Mission Chapel of San Jose, Inc..........................................................          California
         Montana Memorial Services, Inc...........................................................          Montana
                  Alderwoods (Montana), Inc. (f/k/a SGB Holdings, Inc.)...........................          Montana
         Mozley Memorial Gardens, Inc............................................................           Georgia
         Murdock Funeral Home, Inc................................................................          Kansas
         PMLC Holdings, Inc. .....................................................................          North Carolina
         Northridge/Woodhaven Chapel & Cemetery, Inc..............................................          Tennessee
         RCMC Holdings, Inc. .....................................................................          North Carolina
         RSLN Holdings, Inc.......................................................................          North Carolina
         St. Laurent Funeral Home, Inc............................................................          New Hampshire
         WXFH Holdings, Inc.......................................................................          West Virginia
         Woodlawn Memory Gardens, Inc.............................................................          Alabama
Loewen (NAFTA), LLC
MCM Acquisition, Inc.
Michigan Cemetery Management, Inc.
Neweol (Delaware), L.L.C. (100% of membership interests owned by 4166 Investments Ltd. (sole member))
Oehler Building Corporation
Osiris Holding Corporation
         Elmwood Acquisition Corporation..........................................................          Illinois
         Oak Woods Management Company.............................................................          Pennsylvania
         Osiris Holding of Florida, Inc...........................................................          Florida
         Osiris Holding of Illinois, Inc..........................................................          Illinois
                  Woodlawn Memorial Park, Inc.....................................................          Illinois
         Osiris Holding of Wisconsin, Inc.........................................................          Wisconsin
                  Knollwood Memorial Park, Inc. ..................................................          Wisconsin
         Osiris Insurance Agency of Pennsylvania, Inc.............................................          Pennsylvania
         Phoenix Memorial Mortuary, Inc. .........................................................          Arizona
         Phoenix Memorial Park Association........................................................          Arizona
         Royal Palm Acquisition Corporation.......................................................          Florida
         Sunset Acquisition Corporation
         The Oak Woods Cemetery Association.......................................................          Illinois

Roses Delaware, Inc. (25.87% of voting stock owned by Whitehurst California)
Rose Hills Holdings, Corp. (10% of voting stock owned by 4103 Investments Ltd. and 79.5% of voting stock owned by a third party)

DISTRICT OF COLUMBIA

Alderwoods (District of Columbia), Inc. (f/k/a Stein Hebrew Memorial Funeral Home, Inc.)

FLORIDA

Bess-Kolinski-Combs, Inc.
Charlotte Memorial Gardens Acquisition, Inc.
Garden Sanctuary Acquisition, Inc.
Kraeer Holdings, Inc.
         Cardwell Funeral Home, Inc.
         Curry Raley Funeral Home, Inc.
         Dale Maloney Funeral Home, Inc.
         Harris Funeral Home, Inc.
         Joseph B. Cofer Funeral Home, Inc.
         Knauff Funeral Home, Inc.
         Kraeer Funeral Homes, Inc.
         Moody Funeral Home, Inc.
         Naples Memorial Gardens, Inc.
         North American Cremation Society, Inc.
         Scott Funeral Home, Inc.
         Security Trust Plans, Inc.
         Sherrill-Guerry Funeral Home, Inc.
         Wylie-Baxley Funeral Home, Inc.
MHI Group, Inc.
         Funeral Services Acquisition Group, Inc.
                  Abreu Gonzalez Funeral Homes, Inc.
                  Eternal Light Funeral Directors and Counselors, Inc.
                  LM Park, Inc.
         MHI Financial, Inc.
Martin Funeral Home Acquisition, Inc.
Memorial Services Acquisition, Inc.
Memorial Services Corporation
Riverside Memorial Park, Inc.
Sarasota Memorial Park Acquisition, Inc.
Skyway Memorial Gardens Acquisition, Inc.
Weinstein Family Services, Inc.
         Devon Livery, Inc........................................................................          Illinois
         Weinstein Family Services, Inc...........................................................          Illinois
                  Beth David Memorial Gardens, Inc.
                  Blasberg Memorial Chapels, Inc.
                  Horizon Funeral Direction, Inc..................................................          Illinois
                  Jewish Memorial Society, Inc.
                  Levitt-Weinstein Memorial Chapels, Inc.
                           Levitt Memorial Chapel, Inc.
                           Resmal, Inc.
                  Mount Nebo Memorial Gardens, Inc.
                  Mount Nebo of the Palm Beaches Memorial Gardens, Inc.
                  Palm Beach County Community Chapel, Inc.
                  Weinstein Brothers, Inc.........................................................          Illinois
                           Mount Nebo Chapels, Inc.
                           Sinai Funeral Home, Inc.


                           Star of David Memorial Gardens, Inc.
                           Alderwoods (Chicago North), Inc. (f/k/a Weinstein Chapels, Inc.).......          Illinois

GEORGIA

Advanced Planning of Georgia, Inc.
Alderwoods (Georgia) Holdings, Inc. (f/k/a Loewen (Georgia), Inc.)
         Graceland Cemetery Development Co........................................................          South Carolina
         Reeves, Inc..............................................................................          North Carolina
         Southeastern Funeral Homes, Inc.
         Travis Land Company......................................................................          Texas
         Waco Memorial Park.......................................................................          Texas
Broadlawn, Inc.
Cemetery Sales Holding Corp.
         Forest Lawn Memorial Gardens, Inc.
Crest Lawn Acquisitions Inc.
Forest Hills Management Company
Foster Family Funeral Home, Inc. (5% of voting stock owned by each of Carothers Holding Company, Inc.
   and Poteet Holdings, Inc.)
         Alpharetta Funeral Home, Inc.
         Sandy Springs Chapel, Inc.
         Woodstock Funeral Home, Inc.
Frederica Cemeteries, Inc.
Horizon-Glynn Properties, Inc.
James & Dean, Inc.
Macedonia Memorial Park, Inc.
Melwood Cemetery, Inc.
Morrison Funeral Home, Inc.
Parkway Garden Chapel, Inc.
Poteet Holdings, Inc.
         A. C. Hemperley & Sons, Inc.
         BN Incorporated
         Frazier & Son Funeral Home, Inc.
         Lowe's Funeral Home, Inc.
         Mann-Walden Funeral Home, Inc.
         Thomas L. King Funeral Home, Inc.
RBTG Holdings Inc.
Roundtree Funeral Home, Inc.
Sandy Springs Acquisition Corporation
Sandy Springs Development Corporation
SHDL Holdings, Inc.
Sims-Medford Enterprises, Inc.
Sunset Memory Gardens, Inc.
United Cemetery Management & Development Corp.
         Green Lawn Cemetery Corporation

HAWAII

Alternative Acquisition, Inc.
Associated Memorial Group, Ltd.
         FSFP Holdings, Inc.
         VTM Holdings, Inc.
ORDN Holdings, Inc.
         HWMP Holdings, Inc.
                  CFPA Holdings, Inc.
         MUMI Holdings, Inc.

                  Alderwoods (Hawaii), Inc. (f/k/a MUMP Holdings, Inc.) (50% of voting stock owned by
                    NKMI Holdings, Inc.)
         NKMI Holdings, Inc.
         WNWD Holdings, Inc.

IDAHO

Alderwoods (Idaho), Inc. (f/k/a RCI Holdings, Inc.)
Sunset Memorial Park, Inc.

ILLINOIS

Allen-Melvin Funeral Home, Ltd.
Alderwoods (Illinois), Inc. (f/k/a NMM Holdings, Inc.)
Grennan Funeral Home, Ltd.
Memorial Consultants, Inc.
         Evergreen Memorial Gardens, Inc.
         Glendale Memorial Gardens, Inc.
         Memorial Gardens Association, Inc.
         National Home Service Institute, Inc.
         Pre-Arrangement Consultants, Inc.
Mount Hope Woodlawn Corporation
OBC Acquisitions, Ltd.
Pineview Memorial Park, Inc.
Ridgewood Cemetery Company, Inc.
Robert A. Weinstein, Ltd.
         Genesis Associates, Ltd.
                  Alderwoods (Chicago Central), Inc. (f/k/a Furman Funeral Home, Inc.)
                  Alderwoods (Chicago South), Inc. (f/k/a Brown Funeral Home, Inc.)
                  Cedar Park Acquisition, Inc.
                  Chapel Hill Memorial Gardens & Funeral Home Ltd.
                  Chicago Cemetery Corporation
                  Chrastka Funeral Home, Ltd.
                  Community-Opyt Funeral Home, Ltd.
                  Fitzpatrick Funeral Services, Ltd.
                  Mittendorf Calvert Funeral Home, Ltd.
                  Mount Auburn Funeral Home, Inc.
                  Mount Auburn Memorial Park, Inc.
                  Oakland Memory Lanes, Inc.
                           Chapel Lawn Memorial Gardens, Inc......................................          Indiana
                  Westwood Memorial Chapel, Inc.
                  Windridge Funeral Home, Ltd.
         Robert A. Weinstein Funeral Directors Ltd.
         Zefran Funeral Home, Ltd.
Ruzich Funeral Home, Inc.
Tazewell County Memorial Gardens, Inc.
Woodlawn Cemetery Of Chicago, Inc.

INDIANA

Advance Planning of America, Inc.
Alderwoods (Indiana), Inc. (f/k/a AFH, Inc.)
Alexandria Cemetery Association, Inc.
B & H Contractors Inc.
BKNL Holdings, Inc.
Bond-Mitchell Funeral Home, Inc.

Brocksmith Funeral Home, Inc.
Brosmer-Drabing Funeral Home, Inc.
Berhalter-Hutchins Funeral Home, Inc.
Care Memorial of Indiana, Inc.
Denbo Funeral Home, Inc.
Daviess Co. Cemetery Assoc., Inc.
Deremiah-Frye Mortuary, Inc.
Gardens of Memory, Inc.
Gordon E. Utt Funeral Home, Inc.
Kemple Funeral Homes, Inc.
McClure Funeral Service, Inc.
NWCC Holdings, Inc.
Oak Enterprises, Inc.
RSHV Holdings, Inc.
Ruzich Funeral Home, Inc.
St. Joseph Valley Memorial Park, Inc.
South Bend Highland Cemetery Association, Inc.

IOWA

Alderwoods (Iowa), Inc. (f/k/a Blackhawk Garden Of Memories, Inc.)
Burlington Cemetery Management, Inc.
Mass-Hinitt-Alexander Funeral Home, Inc.
Memory Gardens, Inc. (non-profit corporation managed by the Company; not owned)
North Lawn Cemetery, Inc.
Shrine of Memories, Inc.

KANSAS

Alderwoods (Kansas), Inc. (f/k/a HKS Holdings, Inc.)
Byrd-Snodgrass Funeral Home, Inc.
CLNL Holdings, Inc.
Potts Funeral Home, Inc.
Quiring Monument Company
RGOM Holdings, Inc.
SNKS Holdings, Inc.
Sperry-McConnell-Bath Funeral Homes, Inc.

KENTUCKY

Advanced Planning of Kentucky, Inc.
Alderwoods (Kentucky), Inc. (f/k/a Loewen (Kentucky), Inc.) (.99% of voting stock owned by a third party that has granted the Company an option to purchase such stock)
Alderwoods (Partner), Inc. (f/k/a Loewen Group Inc.)
CBSV Holdings, Inc.
DNVL Holdings, Inc.
EAMG Holdings, Inc.
Floral Hill Cemetery Limited Partnership
FRSL Holdings, Inc.
GHMG Holdings, Inc.
Golden Oaks Memorial Gardens, Incorporated
HCRT Holdings, Inc.
JSFH Holdings, Inc. (.99% of voting stock owned by a third party that has granted the Company an option to purchase such stock)
LMGW Holdings, Inc.
       Memory Gardens, Inc.

MCLS Holdings, Inc.
NRHI Holdings, Inc.
Osiris Holding of Kentucky, Inc.
RGR Holdings, Inc. (.99% of voting stock owned by a third party that has granted the Company an option to purchase such stock)
STSB Holdings, Inc.
SXP Holdings, Inc.
The Loewen Children's Foundation (charitable non-profit corporation managed by the Company; not owned)
TPFH Funeral Home, Inc. (.14% of voting stock owned by a third party that has granted the Company an option to purchase such stock)

LOUISIANA

Advanced Planning of Louisiana, Inc. (managed by the Company; not owned)
Alderwoods (Louisiana), Inc. (f/k/a Loewen Louisiana Holdings, Inc.)
         New Orleans Limousine Service, Inc. (6.95% of voting stock owned by each of Leitz-Eagan
           Funeral Home, Inc. and a third party)
         Woodlawn Memorial Park, Inc. (2.2% of voting stock owned by third parties)
Cemetery Management Corp.

MARYLAND

Leasure-Stein Management Company, L.L.C.

MASSACHUSETTS

Alderwoods (Massachusetts), Inc. (f/k/a Loewen Massachusetts Holdings (1991), Inc.)
         ZS Acquisition, Inc......................................................................          New Hampshire
Byron's Funeral Homes, Inc. (51% of voting stock owned by funeral directors)
Cuffe-McGinn Funeral Home, Inc. (51% of voting stock owned by funeral directors)
Doane Beal & Ames, Inc. (51% of voting stock owned by funeral directors)
Doba-Haby Insurance Agency, Inc.
Gaffey Funeral Home, Inc. (51% of voting stock owned by funeral directors)
Ernest A. Richardson Funeral Home, Inc. (51% of voting stock owned by funeral directors)
Hafey Funeral Service, Inc. (51% of voting stock owned by funeral directors)
John C. Mulry Funeral Homes, Inc. (51% of voting stock owned by funeral directors)
Loewen Eastern Massachusetts Holdings (1992), Inc.
Loewen Massachusetts Holdings (1991), Inc.
Ratell Funeral Home, Inc. (60% of voting stock owned by funeral director)

MICHIGAN

Alderwoods (Michigan), Inc. (f/k/a Resurrection Funeral Home, Inc.)
AMG, Inc.
Care Memorial Society, Inc.
Covell Funeral Home Inc.
Covell-Smith Funeral Home, Inc.
Edward Swanson & Son Funeral Home, Inc.
FLMG Cemetery Corporation
Forest LMP, Inc.
Gethsemane Mausoleum And Sales Company
GOR Cemetery Corp.
Halverson Chapel, Inc.
Hibbard-Ruggles Funeral Home, Inc.
Hill Funeral Home, Inc.

KAL Cemetery Management, Inc.
Loewen HDG Acquisition, Inc. (10% of voting stock owned by third parties)
Loewen (Michigan), Inc.
Maple Valley Chapel, Inc.
Memorial Guardian Company, Inc.
NCG Cemetery Corp.
OCG Cemetery Corp.
Paws Pet Cemetery
Peace Rose, Inc.
Peter Feldpaush & Co., Inc.
RKL Supply, Inc.
Restlawn Acquisition, Inc.
Roseland, Inc.
Roseland Park Sales Company
Star Cement And Vault Company
UMG, Inc.
Wachterhauser-Brietzke Funeral Homes, Inc.
Wensley, L.L.C. (1% of membership interests owned by UMG, Inc.)
WMP, Inc.
Woodlawn (Michigan), Inc.
Woodmere, Inc.
Wren Funeral Home, Inc.

MINNESOTA

Advance Planning of Minnesota, Inc. (managed by the Company; not owned)
Alderwoods (Minnesota), Inc. (f/k/a Bell Bros., Incorporated)
Enga Memorial Chapels, Inc.
Kapala-Glodek Funeral Service, Ltd.
         Care Memorial of Minnesota, Inc.
         Coral Ridge Funeral Home And Cemetery, Inc...............................................          Florida
         Gleason Mortuary, Inc.
         Kadek Enterprises of Florida, Inc........................................................          Florida
         Kapala-Glodek Gearhart Funeral Home, Inc.
         Malone Funeral Home, Inc.
         Morningside Memorial Gardens, Inc.
         Phil Kiser Funeral Home, Inc.............................................................          Florida
         Wulff Family Mortuary, Inc.
                  WHC, Inc.
                           East Metro Agency, Inc.

MISSISSIPPI

Riemann Holdings, Inc.
         Advance Planning of Mississippi, Inc.
         Baldwin-Lee Funeral Homes, Inc.
         Barham Funeral Home, Inc.
         Beau Pre Memorial Park, Inc..............................................................          Louisiana
         Browning Funeral Homes, Inc.
         Browning Funeral Home, Inc. Water Valley, Mississippi
         Cardinal Flowers and Fine Gifts, Inc.
         Cockrell Funeral Home, Inc.
         Coleman Funeral Home, Inc.
         F.J.W. Incorporated
         Family Care, Inc.
         Floral Hills Memorial Gardens, Inc.

         FPCE Holdings, Inc.......................................................................          Louisiana
         FPCW Holdings, Inc.......................................................................          Louisiana
         Frank J. Fisher Funeral Directors, Inc.
                  Fisher-Riles Funeral Insurance Company
         Gulf Coast Funeral Services, Inc.
         H. C. Alexander Funeral Home, Inc........................................................          Louisiana
         Holder-Wells Funeral Home, Inc.
         Leitz-Eagan Funeral Home, Inc............................................................          Louisiana
         McPeters, Incorporated - Funeral Directors
         Magnolia Memorial Gardens of Meridian, Inc.
         Maxwell Holding Company, Inc.............................................................          Arkansas
                  BTSV Holdings, Inc..............................................................          Arkansas
                  NSHV Holdings, Inc..............................................................          Arkansas
         Newton County Memorial Gardens, Inc.
         Ourso Funeral Home, Inc..................................................................          Louisiana
         Ourso Funeral Home, Airline Gonzales, Inc................................................          Louisiana
         Riemann Enterprises, Inc.
         Riemann Funeral Homes, Inc.
         Riemann Funeral Insurance Company, Inc.
         Riemann Insurance Company, Inc.
         Roseland Park Cemetery, Inc.
         Roy Brown-Service Funeral Home, Inc......................................................          Alabama
         Southern Memorial Park, Inc.
         Stephens Funeral Homes, Inc.
                  Stephens Burial Association, Inc.
                  Stephens Funeral Benefit Association, Inc.
                  Stephens Funeral Fund, Inc.
         Stringer's Hartman-Baldwin Funeral Home, Inc.
         Thweatt-King Funeral Home, Inc.
                  Thweatt Funeral Insurance Company, Inc.
         Wright & Ferguson Funeral Home
                  Parkway Memorial Cemetery Corporation

MISSOURI

Alderwoods (Missouri), Inc. (f/k/a Loewen Missouri, Inc.)
Missouri Cemetery Management, Inc.
Mount Auburn Cemetery Company

NEBRASKA

Alderwoods (Nebraska), Inc. (f/k/a BEBM Holdings, Inc.)
Moon Acquisition, Inc.

NEVADA

Alderwoods (Nevada), Inc. (f/k/a Davis Funeral Home, Inc.)
American Burial & Crematory Service
Davis Funeral Home Memorial Plan
Paradise Memorial Gardens, Inc.

NEW HAMPSHIRE

Loewen New Hampshire Holdings 1990, Inc.
McHugh Funeral Home, Inc. (51% of voting stock owned by funeral director)

NEW MEXICO

Advance Planning - Southwest, Inc.
Alderwoods (New Mexico), Inc. (f/k/a Fitzgerald & Son Funeral Directors, Inc.)
Grants Mortuary, Inc.
Griffin Funeral Home, Inc.
Hillcrest Memorial Gardens Cemetery, Inc.
Larry A. McGee, Inc.
Strong-Thorne Mortuary, Inc.
Valley Memory Gardens, Inc.
West Funeral Home, Inc.

NEW YORK

Cecere Acquisition, Inc.
Cusimano & Russo, Inc.
DPMC Holdings, Inc.
John Dormi & Sons, Inc.
John J. Healey Funeral Home, Inc.
Joseph G. Duffy, Inc.
La Familia Funeral Home, Inc.
Louis Hirsch & Sons, Inc.
M. J. Smith Sons, Inc.
Northeast Monument Company, Inc.
Ridge Chapels, Inc.
T.J. McGowan Sons Funeral Home, Inc.
Vay-Meeson Holding Company, Inc. (10% of voting stock owned by third parties)
         Vay-Schleich & Meeson Funeral Home Inc.
Wagner Acquisition Corporation (10% of voting stock owned by a third party)
         Alderwoods (New York), Inc. (f/k/a Carpenter's Funeral Homes, Inc.)
         Coloni Funeral Homes, Inc.
         David T. Ferguson Funeral Home, Inc.
         Drownwood Forest National Pet Cemetery, Inc.
         Edward F. Carter, Inc.
         James Funeral Home, Inc.
         Kennedy-Roth Funeral Home, Inc.
         Lang-Tobia-DiPalma Funeral Home, Inc.
         O'Neill-Redden-Drown Funeral Home, Inc.
         R. Stutzmann & Son, Inc.
         SMJ Holdings, Inc.
         Sensible Alternatives, Inc.
         Spadaccino Funeral Home, Inc.............................................................          Connecticut
         Vernon C. Wagner Funeral Homes, Inc.
         Wattengel Funeral Home, Inc.
         William Leahy Funeral Home, Inc.
Wanamaker & Carlough, Inc.
Weeks Funeral Home, Inc.
Yablokoff Kinsgway Memorial Chapel, Inc.
Yablokoff-Wandy Funeral Home, Inc.

NORTH CAROLINA

Alderwoods (North Carolina), Inc. (f/k/a Loewen (North Carolina), Inc.)
Carothers Holding Company, Inc.
         Advanced Funeral Planning of North Carolina, Inc.

         Barnett's Marion Funeral Home, Inc.......................................................          Virginia
         Bob Miller Funeral Home, Inc.
         Carothers Holding Company (Georgia), Inc.................................................          Georgia
         Carothers Holding Company (South Carolina), Inc..........................................          South Carolina
                  Elmwood Cemetery and Gardens, Inc...............................................          South Carolina
                  Frederick Memorial Gardens, Inc.................................................          South Carolina
                  Poteet Funeral Home, Inc........................................................          South Carolina
                  Shuford-Hatcher Company.........................................................          South Carolina
         CMGI Holdings, Inc.
         Dekle-Wainwright Funeral Home, Inc.......................................................          Georgia
         E.K. May Funeral Home, Inc...............................................................          Georgia
         Edo Miller & Sons, Inc...................................................................          Georgia
         GFCY Holdings, Inc.
         Harvey Funeral Home, Inc.................................................................          Georgia
         HGLD Holdings, Inc.
         KNDM Holdings, Inc.......................................................................          Georgia
         KNDY Holdings, Inc.......................................................................          Georgia
         Raleigh Memorial Park, Inc.
         Reeves Funeral Home, Inc.
         SBHJ Holdings, Inc. (3% of voting stock owned by a third party that has granted Carothers
           Holding Company an option to purchase such stock)......................................          Kentucky
         SDLG Holdings, Inc.
         Smith-Tillman Mortuary, Inc..............................................................          Georgia
         Williams Funeral Service, (Incorporated)
Cumberland Memorial Gardens, Inc.
EDCB Holdings, Inc.
EGMC Holdings, Inc.
FRVW Holdings, Inc.
HDVG Holdings, Inc.
Lineberry Cemetery Corporation
         Westminster Gardens, Inc.
Lineberry Group, Inc.
         Crestview Memorial Park, Inc.
         CTMP, Inc.
         EVGR Holdings, Inc.
         Hanes-Lineberry Advanced Funeral Planning, Inc.
         Lineberry Group (Virginia), Inc..........................................................          Virginia
                  Advance Planning Services of Maryland, Inc......................................          Maryland
                  Ives-Pearson Funeral Homes, Inc. ...............................................          Virginia
                  Kyger Funeral Home, Inc.........................................................          Virginia
                  Lee Funeral Home of Manassas, Inc. .............................................          Virginia
                  Robert E. Evans Funeral Home, Inc. .............................................          Maryland
                  Takoma Funeral Home, Inc........................................................          District of Columbia
                  Alderwoods (Maryland), Inc. (f/k/a The Huntt Funeral Home, Inc.)................          Maryland
         LMBE Holdings, Inc.
         ORDG Holdings, Inc.
         PDGT Holdings, Inc.
         RCFH Holdings, Inc.
         RSHL Holdings, Inc.
         Scotland County Cemetery, Inc.
         Tomlinson Funeral Home, Inc..............................................................          Virginia
STNL Holdings, Inc.
WSTL Holdings, Inc.

NORTH DAKOTA

  Advanced Funeral Planning of the Dakotas, Inc.
  DKMC Holdings, Inc.
  Eastgate Holdings, Inc.
         BLTR Holdings, Inc.
         EFSI Holdings, Inc.
TMPS Holdings, Inc.
W. B. M., Inc.
WGL Holdings, Inc.

OHIO

Alderwoods (Ohio) Cemetery Holdings, Inc. (f/k/a Forest Hills Memorial Gardens, Inc.) (non-profit corporation managed by the Company; not owned)
Alderwoods (Ohio) Cemetery Management, Inc. (f/k/a Loewen Cemetery (Ohio), Inc.)
Alderwoods (Ohio) Funeral Home, Inc. (f/k/a Terebinski Funeral Home Forest Hills Chapel, Inc.)
Aslin Holdings, Inc.
Bennett-Emmert-Szakovits Funeral Home, Inc.
Berry Funeral Home, Inc.
Chestnut Hill/Mount Peace Cemeteries, Inc. (non-profit corporation managed by the Company; not owned)
Corrigan Funeral Home, Inc.
Craciun Funeral Home, Inc.
DiCicco and Son, Inc.
FSMI Holdings, Inc.
Gemini Memorial, Inc.
         Danlan Corporation
H. & D. Management Company, Inc.
         Memorial Cemetery Advisors, Inc..........................................................          Pennsylvania
         Pet Haven Memorial Gardens, Inc.
H.H. Birkenkamp Funeral Home, Inc.
Heritage Cemetery Management Corporation
Hogenkamp-Bonham Funeral Home, Inc.
J.H. Finefrock & Sons, Inc.
LAFF Holdings, Inc.
Midwest Cemetery Service Company
         Restlawn Memorial Gardens, Inc.
MVMP Acquisition, Inc.
Northeast Ohio Crematory, Inc.
Ohio Network Insurance Agency, Inc. (non-profit corporation managed by the Company; not owned)
Osiris Holding of Ohio, Inc.
Reed-Nichols Funeral Home, Inc.
Resthaven Memory Garden Cemetery, Inc. (non-profit corporation managed by the Company; not owned)
Restlawn Memorial Park Association (non-profit corporation managed by the Company; not owned)
Riverview Memory Gardens, Inc.
Rose Hill Management Co., Inc.
Rose Hill Memorial Gardens (non-profit corporation managed by the Company; not owned)
Seneca Memory Gardens Siferd Professional Associates, Inc.
Sinfran, Inc.

Spiker-Foster-Shriver Funeral Homes, Inc.
The Forest Hill Cemetery Association (non-profit corporation managed by the Company; not owned)
The Schmidt-Dhonau Company West Memory Gardens Association
   (non-profit corporation managed by the Company; not owned)
Western Reserve Memorial Garden (non-profit corporation managed by the Company; not owned)

OKLAHOMA

Ada Cemetery Holding Company, Inc.
         Alderwoods (Oklahoma), Inc. (f/k/a MPOA Holdings, Inc.)
Advanced Planning of Oklahoma (managed by the Company; not owned)
Arlington Memory Gardens, Inc.
Loewen (Oklahoma), Inc.
         Hunsaker-Wooten Funeral Home, Inc.
LWLT Holdings, Inc.
         Area Funeral Services, Inc.
         FRY Holdings, Inc........................................................................          Kansas
         GGOK Holdings, Inc.
         Gray Funeral Service, Inc.
         GRFH Holdings, Inc.
         JNSK Holdings, Inc.......................................................................          Kansas
         KSFH Holdings, Inc.
         Ludlum Management Services, Inc.
         HM Acquisition, Inc.
         PGFH Holdings, Inc.
         PCTH Holdings, Inc.......................................................................          Missouri
         PSBG Holdings, Inc.......................................................................          Kansas
         SGRF Holdings, Inc.
         Southeastern Cemeteries Association......................................................          Kansas
Resthaven Memorial Company
Sunset Memorial Gardens, Inc.

OREGON

Advanced Planning, Inc.
American Burial & Cremation Services, Inc.
BFCI Holdings, Inc.
Bateman Funeral Chapel, Inc.
Beaverton Funeral Home, Inc.
Belcrest Memorial Association (managed by the Company; not owned)
Belcrest Memorial Park, Inc.
Buell Chapel, Inc.
Cemetery Services, Inc.
Fir Lawn Chapel, Inc.
Gable and Parkrose Funeral Chapels, Inc.
Haakinson-Groulx Mortuary, Inc.
Howell-Edwards-Doerksen Chapel of the Gardens, Inc.
O'Hair's Funeral Chapel, Inc.
Litwiller Funeral Home, Inc.
Pacific Mausoleum Co., Inc.
NMP Holdings, Inc.
Peake Memorial Chapel, Inc.
Portland Funeral Alternatives, Inc.

The Portland Memorial, Inc.
Young's Funeral Home, Inc.

PENNSYLVANIA

Alderwoods (Pennsylvania), Inc. (f/k/a BLH Management, Inc.)
Alleva Funeral Home, Inc. (managed by the Company; not owned)
Alleva Leasing Corporation
BFMI Co.
Bright Undertaking Company
Burton L. Hirsch Funeral Home, Inc. (managed by the Company; not owned)
H. Samson, Inc.
Knee Funeral Home of Wilkinsburg, Inc.
Neil Funeral Home, Inc. (managed by the Company; not owned)
NFH Leasing Corporation
Nineteen Thirty-Five Holdings, Inc.
Parklawn Acquisition, Inc.
Reese Funeral Home, Inc. (managed by the Company; not owned)
Reese Leasing Corporation
Reese Management Corporation
Stone and Metal, Incorporated
SOUTH CAROLINA

Cauthen's, Inc. (100% of voting stock owned by TLGI)
         Alderwoods (South Carolina), Inc. (f/k/a Cauthen's Inc., of York County)
         Rock Hill Memorial Gardens, Inc.
CRNT Holdings, Inc.
FLEL Holdings , Inc.
GSMP Holdings, Inc.
Memorial Gardens of Charleston, Inc.
SPRH Holdings, Inc.

SOUTH DAKOTA

Alderwoods (South Dakota), Inc. (f/k/a HFFC Holdings, Inc.)
HRMP Management, Inc.
OSFH Holdings, Inc.
RSTL Holdings, Inc.
Sunset Management, Inc.

TENNESSEE

Alderwoods (Tennessee), Inc. (f/k/a Pettus-Owen & Wood Funeral Home, Inc.)
Coffey Mortuary, Inc.
Crestview Memorial Park, Inc.
DMA Corporation
Eastview Memorial Gardens, Inc.
Eternity Memorial, Inc.
Family Funeral Service Group, Inc. (.02% of voting stock owned by a third party that has granted the Company an option to purchase such stock)
         Beam Funeral Home, Inc. (10% of voting stock owned by the Company).......................          Ohio
         BCFH Holdings, Inc. (.4% of voting stock owned by a third party that has granted Family
           Funeral Service Group, Inc. an option to purchase such stock)..........................          Kentucky
         Bowling Green-Warren County Memorial Gardens, Inc........................................          Kentucky
         Burcham Funeral Home, Inc................................................................          Ohio

         BURS Holdings, Inc.
         CWF Holdings, Inc. (.09% of voting stock owned by a third party that has granted Family
           Funeral Services Group, Inc. an option to purchase such stock).........................          Kentucky
         Dickson Funeral Home, Incorporated
         Elzey & Haggard Funeral Homes, Inc.......................................................          Indiana
         GJFH Holdings , Inc. (.9% of voting stock owned by a third party that has granted Family
           Funeral Services Group, Inc. an option to purchase such stock).........................          Kentucky
         Hilcrest Cemetery Corporation
         J.W. Curry & Son, Inc.
         Johnson Funeral Home Of Church Hill, Inc.
         Kingston Memorial Gardens, Inc.
         KMBG Holdings, Inc.......................................................................          Kentucky
         LDSY Holdings, Inc. (.1% of voting stock owned by a third party that has granted Family
           Funeral Services Group, Inc. an option to  purchase such stock)........................          Kentucky
         LJL Holdings, Inc. (2.1% of voting stock owned by a third party that has granted Family
           Funeral Services Group, Inc. an option to purchase such stock).........................          Kentucky
         Luff Bowen Funeral Home, Inc.............................................................          Kentucky
         MPW Holdings, Inc........................................................................          Kentucky
         MURY Holdings, Inc.......................................................................          Kentucky
         Nave Funeral Home, Inc.
         Roselawn Memorial Gardens Corporation
         RTH Holdings, Inc. (6.25% of voting stock owned by a third party that has granted Family
           Funeral Services Group, Inc. an option to purchase such stock).........................          Kentucky
         Spring Hill Cemetery Company
         Sweetwater Valley Memorial Park, Inc.
         Tennessee Valley Memory Gardens And Funeral Home, Inc.
         Wilson County Memorial Park, Inc.
         WLDR Holdings, Inc. (1% of voting stock owned by a third party that has granted Family
           Funeral Services Group, Inc. an option to purchase such stock).........................          Kentucky
Franklin Memorial Chapel, Inc.
Funeral Concepts of Knoxville, Inc.
Kiser Funeral Home, of Greeneville, Incorporated
Mayes Mortuary, Inc.
         Advance Planning of Tennessee, Inc.
Memorial Park, Inc.
Newby Funeral Home, Inc.
Rawlings Funeral Home, Inc.
         Smith Funeral Home, Inc.
Roane Memorial Gardens, Inc.
Weaver Funeral Home, Inc.
White's Vault Co.

TEXAS

Advanced Funeral Planning of Texas, Inc. (managed by the Company; not owned)
Affordable Caskets, Inc.
American Mausoleum Co.
Cavazos Memorial Chapel, Inc.
DSP General Partner, Inc.
         DSP General Partner II, Inc..............................................................          California
         Memorial Park Cemetery, of Tyler, Texas
         Tyler Memorial Funeral Home And Chapel, Inc.
Darling-Mouser Funeral Home, Inc.
Dunwood Cemetery Service Company
Earthman Holdings, Inc.
         BPCI Holdings, Inc.

         Crown Hill Memorial Park, Inc.
         Earthman Cemetery Holdings, Inc.
         Dudley M. Hughes Funeral Home, Inc.
         Dudley M. Hughes Funeral Home North Chapel, Inc.
         Earthman LP, Inc.........................................................................          California
         Ed C. Smith & Brothers Funeral Directors, Inc.
         HLLB, Inc.
         Hughes Funeral Homes, Inc.
         Hughes Funerals, Inc.
         Hughes Southland Funeral Home, Inc.
         Max Martinez Funeral Home, Incorporated
         PSTC Holdings, Inc.
         PSMR Holdings, Inc.
         Trevino Funeral Home, Inc.
         Trevino Funeral Home - Palo Alto, Inc.
Grace Memorial Park, Inc.
NMCS Holdings, Inc.
Paragon Trevino Funeral Home, Inc.
Pitts Kreidler-Ashcraft Funeral Directors, Inc.

UTAH

Leavitt Acquisition One, Inc.
Leavitt Acquisition Two, Inc.

VIRGINIA

Advanced Planning of Virginia, Inc.
HFCK Holdings, Inc.
HFH, Inc.
Mullins Holding Company
         Alderwoods (Virginia), Inc. (f/k/a Bucktrout Funeral Home of Williamsburg, Inc.)
         Arlington Funeral Home, Incorporated
         Hill Funeral Home, Inc.
         Jones-Ash Funeral Home, Inc.
         L & D Enterprises, Incorporated
         Lacy Funeral Home, Inc.
         Sidney F. Harrell Funeral Home, Inc.
         Sunset Memorial, Inc. (55.8% of voting stock owned by the Company)
         Umphlett Funeral Home, Inc.
         Williamsburg Funeral Home, Inc.
         Woodward Funeral Home, Incorporated
Sensible Alternatives of Virginia, Inc.

WASHINGTON

Acacia Memorial Park
Advanced Planning of Washington, Inc.
Alderwoods (Washington), Inc. (f/k/a LVMG Holdings, Inc.)
American Burial & Cremation Services, Inc.
Bauer Funeral Chapel, Inc.
Brown Mortuary Service, Inc.
Dahl/McVicker Funeral Homes, Inc.
Davies Cremation & Burial Services, Inc.
Green Service Corporation
         Sunset Marketing, Inc.

J & K Management Company
Jerns Funeral Chapel, Inc.
LNGV Holdings, Inc.
Malletta-Vertin Holdings Inc.
         Almont, Inc..............................................................................          Colorado
         Carr Mortuary, Inc.......................................................................          Arizona
         Chapel of Chimes Funeral Home, Inc.......................................................          Delaware
         Desert DR Acquisition, Inc...............................................................          Arizona
         Evergreen Funeral Home And Cemetery, Inc.
         GMG Holdings, Inc........................................................................          Montana
         Gorder Funeral Home, Inc.................................................................          Delaware
         Greer - Mountain View Mortuary, Inc......................................................          Arizona
         Hatfield Funeral Home, Inc...............................................................          Arizona
         Imperial Memorial Gardens, Inc...........................................................          Colorado
         Kimball Funeral Home, Inc.
         LMG Holdings, Inc........................................................................          Delaware
         Lienkaemper Chapels, Inc.................................................................          Delaware
         Mountain View Floral, Inc................................................................          Delaware
         MVM Holdings, Inc........................................................................          Colorado
         O'Connor Funeral Home & Crematory, Inc...................................................          Delaware
         Page Mortuary, Inc.......................................................................          Arizona
         Marysvile Acquisition, Inc.
         Powers Ambulance Service, Inc.
         Retz Funeral Home, Inc...................................................................          Delaware
         Reynolds Funeral Chapel, Inc.............................................................          Idaho
         Short's Funeral Chapel, Inc..............................................................          Delaware
         SNST Holdings, Inc.......................................................................          Delaware
         SSC Holdings, Inc........................................................................          Delaware
         White Mortuary, Inc......................................................................          Idaho
Marysville Acquisition, Inc.
Powers Ambulance Service, Inc.
Powers Funeral Home, Inc.
Price-Helton Funeral Home, Inc.
S & H Properties and Enterprises, Inc.
         Universal Memorial Centers I, Inc........................................................          Oregon
         Universal Memorial Centers II, Inc.......................................................          Oregon
         Universal Memorial Centers III, Inc......................................................          Oregon
         Universal Memorial Centers V, Inc........................................................          California
         Universal Memorial Centers VI, Inc.......................................................          California
         Vancouver Funeral Chapel, Inc.
                  NPCI Holdings, Inc.
Schaefer-Shipman Funeral Home, Inc.
Shaw & Sons Funeral Directors, Inc.
Sticklin Funeral Chapel, Inc.

WEST VIRGINIA

Advance Planning of West Virginia, Inc.
Alderwoods (West Virginia), Inc. (f/k/a Davis Funeral Home, Inc.)
BFH, Inc.
Dorsey Funeral Home, Inc.
FFH, Inc.
R. J. P. Enterprises, Inc.
SNV Holdings, Inc.
SPNF Holdings, Inc.
TKFG Holdings, Inc.

WISCONSIN

Alderwoods (Wisconsin), Inc. (f/k/a Arlington Park Cemetery, Inc.)
Community Funeral Homes of Wisconsin, Inc.
Great Lakes Cemeteries I, Inc.
Great Lakes Cemetery, L.L.C.
Greenlawn Memorial Park Association (managed by the Company; not owned)
Highland Management Corp.
HMC Acquisition, Inc.
LaCrosse County Cemetery Association (managed by the Company; not owned)
Ledgeview Memorial Park (managed by the Company; not owned)
Milton Lawns Memorial Park of Janesville, Inc.
Northern Land Company, Inc.
Perfection Management Corporation
Roselawn Memory Gardens (managed by the Company; not owned)
Roselawn Memorial Park Company
Roselawn Operations, Inc.
Sheboygan County Cemetery Association (managed by the Company; not owned)
Sunrise Memorial Gardens Association (managed by the Company; not owned)
Sunset Ridge, Inc.

WYOMING

Alderwoods (Wyoming), Inc. (f/k/a CHMP Holdings, Inc.)
BHWY Holdings, Inc.
HFH Acquisition, Inc.
HPS Acquisition, Inc.
Memorial Services, Inc.
         WYMG Holdings, Inc.

                                     CANADA

         Each entity listed below is a wholly owned direct or indirect subsidiary of TLGI, which is the Company's parent corporation, unless otherwise indicated in parentheses following such entity's name. The names of indirectly owned subsidiaries are indented and listed under their direct-parent entities. The jurisdiction of incorporation for the individual entities appears in the far right hand margin if it differs from the provincial heading above that section.


ALBERTA

247663 Alberta Ltd. (10% of voting stock owned by third party)
         Memento Funeral Chapel (1975) Ltd.

BRITISH COLUMBIA

1498124 Ontario Limited
         Neweol Holdings B.V......................................................................          Amsterdam
         Loewen Luxembourg (No. 4) S.A............................................................          Luxembourg
         Loewen UK Holdings Limited...............................................................          England/Wales
                  Loewen Funerals Limited.........................................................          England/Wales
                  The Loewen Partnership Limited..................................................          England/Wales
                           W. Cornish Limited (50% of stock owned by multiple indirect wholly owned
                             subsidiaries of TLGI)................................................          England/Wales
                           Jno. Steel Holdings Ltd................................................          United Kingdom
                           Jno. Steel & Son Ltd...................................................          United Kingdom
                           Anglia Funeral Services Ltd............................................          United Kingdom
                           Maple Leaf Funerals Ltd................................................          United Kingdom
                           Andrew Holmes & Son Ltd................................................          United Kingdom
                           Woking Funerals Ltd....................................................          United Kingdom
1495554 Ontario Limited
         Camposanto-Aguadilla, Inc................................................................          Puerto Rico
                  Monte Cristo, Inc...............................................................          Puerto Rico
         Camposanto PR, Inc.......................................................................          Puerto Rico
         Jibe Services Corporation................................................................          Puerto Rico
         Los Jardines Memorial Park, Inc..........................................................          Puerto Rico
         Los Rosales Memorial Park, Inc...........................................................          Puerto Rico
         Loewen International Holdings Ltd........................................................          Barbados
                  Loewen Financial Corporation
                           Eagle Financial Associates, Inc........................................          Tennessee
                  Loewen Insurance Holdings Inc...................................................          Barbados
                  Loewen Mexico Holdings Ltd.
1498130 Ontario Limited (50% of voting stock owned by the Company)
Gregory's Williams Lake Funeral Home Ltd.
Neweol Investments Ltd. (4.4% of voting stock owned by TLGI Management Corp.)
         1495555 Ontario Limited
                  Loewen Trading Corporation (15% of voting stock owned by TLGI)..................          Luxembourg
         Loewen Luxembourg (No. 1) S.A.
                  Loewen Luxembourg (No. 2) S.A.
                           Loewen Investments (Gibraltar)...........................................        Gibraltar
                                    Loewen Investments Two (Gibraltar)
                                            Neweol Finance B.V....................................          Netherlands
                                                       Loewen Luxembourg (No. 3)
                                                          S.A.....................................          Luxembourg
                                                              Loewen One (Gibraltar)
                                                                Limited...........................          Gibraltar

Pine Grove Crematorium (1996) Ltd. (50% of voting stock owned by third parties)
TLGI Management Corp.
         1096852 Ontario Limited..................................................................          Ontario
         1452457 Ontario Limited..................................................................          Ontario
                  The J. Thomson Company Limited..................................................          Ontario
                           Garry Memorial Crematorium Ltd. (39% of voting stock owned by a
                            third party)                                                                    Manitoba
         Addison Funeral Home Inc.................................................................          Ontario
         Assman's Funeral Chapel Ltd..............................................................          Ontario
         Canadian Funeral Services Inc............................................................          Ontario
         Cambridge Funeral Services Limited.......................................................          Ontario
         Chapel Hill Funeral Home Ltd.............................................................          Ontario
         Chapel of Memories Funeral Directors Ltd.................................................          Ontario
         Comstock Funeral Home (1987) Ltd.........................................................          Ontario
         Cutcliffe Funeral Home (1986) Ltd........................................................          P.E.I.
         Digby Funeral Home Limited...............................................................          Ontario
         Giffen-Mack Chapel Ltd...................................................................          Ontario
         Green Funeral Home Limited...............................................................          Ontario
         H.S. Anderson and Sons (1986) Ltd........................................................          Ontario
         Hamilton-Harron Funeral Centre And Crematorium Ltd.......................................          Ontario
         Henderson's Fraser Valley Funeral Home Ltd...............................................          Ontario
         Henderson's Funeral Homes Ltd............................................................          Ontario
         Independent Funeral Services Incorporated................................................          Ontario
         J.A. Snow's Funeral Home (1985) Limited..................................................          Ontario
         J.B. Marlatt Funeral Home (1985) Limited.................................................          Ontario
         Jayne's Funeral Home (1984) Limited (10% of voting stock owned by third parties).........          Nova Scotia
         Kerr's Funeral Chapel (1988) Ltd.........................................................          Ontario
         Lakewood Funeral Home Ltd.
         Lee Funeral Home Inc. Ontario............................................................          Ontario
         Loewen Funeral Chapels (1973) Ltd........................................................          Ontario
         Mattatall Funeral Home (1986) Limited....................................................          Ontario
         MacLean Funeral Home (1986) Limited......................................................          P.E.I.
         Mountain View and Metcalf Funeral Chapels Ltd............................................          Alberta
         Pabril Ventures Limited..................................................................          Ontario
                  Piercy's Funeral Home Limited...................................................          Ontario
                           Mission Hill Crematorium Ltd...........................................          Ontario
                           Sutton's Funeral Directors Ltd.........................................          Ontario
         Parkview Funeral Home Ltd................................................................          Ontario
         Parksville Funeral Chapel Ltd............................................................          Ontario
         R. Martino Funeral Homes (1987) Ltd......................................................          Ontario
         Robert L. Hall Funeral Home Limited......................................................          Ontario
         Sault Ste. Marie Funeral Homes Ltd.......................................................          Ontario
         TLGM Holdings Inc.
                  TLGM One Holdings Inc.
                           Agencia de Inhumaciones Gonzalez, S.A. de C.V. (1% of voting stock owned by
                             TLGI)................................................................          Mexico
                           Grupo Loewen De Mexico, S.A. de C.V....................................          Mexico
                                    Prestadora De Servicios Funerarios, S.A. de C.V...............          Mexico
                                    Sevicios Adminstrativos Funerarios, S.A. de C.V...............          Mexico
         The Brown Funeral Home (Kenora 1983) Limited.............................................          Ontario
         The Ratz-Bechtel Limited.................................................................          Ontario
         Troispap Inc.............................................................................          Canada (federal)
                  9102-8167 Quebec Inc............................................................          Quebec
                  170535 Canada Inc...............................................................          Canada (federal)
                  3144569 Canada Inc..............................................................          Canada (federal)
         Trull Funeral Homes (1987) Limited.......................................................          Ontario

         Vancouver Memorial Services and Crematorium Ltd..........................................          Ontario
         Vernon Funeral Home (1986) Ltd...........................................................          Ontario
         Wayne Hatt Enterprises Limited...........................................................          Ontario
                  Ettinger-Kennedy Memorial Residence Limited (3% of voting stock owned by TLGI
                    Management Corp.).............................................................          Nova Scotia
         Weyburn Funeral Home (1987) Ltd..........................................................          Ontario

MANITOBA

P. Coutu Funeral Chapels Ltd.

NOVA SCOTIA

Nafcanco ULC (100% of membership interests owned by the Company)
NovaStar Emergency Medical Service Limited

ONTARIO

1026698 Ontario Inc.
         Delmoro Funeral Home (Woodbridge) Ltd.
         Delmoro Funeral Home (North York) Ltd.
1450261 Ontario Limited
         Memories Funeral Directors & Crematory Inc. (58% of voting stock owned by TLGI)..........          Alberta
         Unser-Rist Funeral Home Services Inc. (20% of voting stock owned by each of 1450264 Ontario
           Limited and 1450263 Ontario Limited)
         Wilson & Zehner Funeral Chapel Ltd. (30% of voting stock owned by TLGI and 5% of voting stock owned by each of 1450263 Ontario Limited and 1450263 Ontario Limited)
1450263 Ontario Limited
1450264 Ontario Limited
1451469 Ontario Limited
1451470 Ontario Limited
1452461 Ontario Limited
1452463 Ontario Limited
         Klassen Funeral Chapel Ltd.
Alberni Valley Memorial Gardens Ltd.
Aldon Enterprises Ltd.
Armstrong-Enderby Funeral Home Ltd.
Centre-Sask Funeral Management Co. Ltd.
Courtney-Winter's Funeral Chapel Ltd.
Coventry Funeral Services Ltd.
Dionne-Moriarty Enterprises Ltd.
Dryden Funeral Service Limited
E. Andrychuk Funeral Home Ltd.
Graham Funeral Home Ltd.
Green Acres Memorial Services (1969) Ltd.
Green Acres Memorial Gardens (1969) Limited
         Holy Angel Mausoleum Inc.................................................................          Manitoba
H D Funeral Home Ltd.
Hawkins Funeral Home Ltd.
Haywards Thomson & Irving Funeral Directors (1986) Inc.
         Hayward's B.C. Funeral Company & Limousine Service Ltd. (60% of voting stock owned by TLGI)
Helmsing Funeral Chapel Ltd.
Hollyburn Funeral Home Ltd.
Hollyburn Funeral Services Ltd.

Jerome-Martens Funeral Services Limited
Lakeland Funeral Home Ltd.
Mt. Washington Memorial and Funeral Chapel Ltd.
O'Reilly-Lee Funeral Home Limited
Orsted Funeral Home Ltd.
Oshawa Funeral Service (Thornton Chapel) Inc. (10% of voting stock owned by third parties)
Ross Funeral Service Ltd.
Schreiter-Sandrock Limited
Souris Valley Memorial Gardens Company Ltd.
TLGI Holdings Limited
         Glenhaven Memorial Chapel Ltd.
         Kamloops Funeral Home Ltd.
         Suburban Funeral Homes Ltd.
         Surrey Memorial Services and Crematorium Ltd. (16.66% of voting stock owned by each of
           Suburban Funeral Homes, Ltd. and Chapel Hill Funeral Home Ltd.)........................          British Columbia
Walter D. Kelly Funeral Home And Chapel Ltd.

QUEBEC

Guayco Investments Inc./Investissements Guayco Inc.
         Les Salons Funeraires Guay Inc.

SASKATCHEWAN

Community Crematorium Services Limited (25% of voting stock owned by each of Helmsing Funeral Chapels
   Ltd. and Lee Funeral Home Ltd. and 50% of voting stock owned by third parties)
Prairie Funeral Services Ltd. (50% of voting stock owned by Centre-Sask Funeral Management Co. Ltd.)
         Clements' Rosetown Funeral Home Limited
         McKague's Funeral Chapels Ltd.
         Sallows and McDonald Funeral Home (1987) Limited
         Scharf's Funeral Home Ltd.
         Unity Funeral Chapel Ltd.

                                                                        ANNEX II


                       AFFILIATES UPON CONSUMMATION OF THE
             TRANSACTIONS CONTEMPLATED BY THE PLAN OF REORGANIZATION

         Listed below are the entities that are presently expected to be subsidiaries of the Company immediately following consummation of the Restructuring Transactions. Each such entity will be a wholly owned direct or indirect subsidiary of the Company unless otherwise indicated in parentheses following such entity's name. The names of indirectly owned subsidiaries are indented under their direct-parent entities and each will be wholly owned by such direct-parent entity unless otherwise indicated in parentheses following such entity's name. The jurisdiction of incorporation for the individual entities appears in the far right hand margin if it differs from the state or provincial heading above that section.


                                  UNITED STATES


ALABAMA

Advanced Planning (Alabama), Inc.

ALASKA

Alderwoods (Alaska), Inc.

ARIZONA

Alderwoods (Arizona), Inc. (voting stock will also be owned by Osiris Holding Corporation)
Hatfield Funeral Home, Inc.
Phoenix Memorial Park Association

ARKANSAS

Alderwoods (Arkansas), Inc.

CALIFORNIA

Alderwoods Group (California), Inc.
         Advance Funeral Insurance Services
         Whitehurst-Lakewood Memorial Park and Funeral Service
Alderwoods (Texas), Inc.
         Alderwoods (Texas) L.P. (membership interests will also be owned by Earthman LP and
           Alderwoods (Partner), Inc.)..............................................................   Delaware
Directors Succession Planning, Inc. (15% of voting stock will be owned by a third party)
         Directors Cemetery (Texas), Inc............................................................   Texas
                  Panola County Roseland Memorial Park, Inc.........................................   Texas
                  Del Rio Memorial Park, Inc........................................................   Texas
         James Funeral Home, Incorporated...........................................................   Texas
         Directors Succession Planning II, Inc.
                  Directors (Texas), L.P. (membership interests will also be owned by DSP General
                    Partner Inc., DSP General Partner II, Inc. and James Funeral Home Incorporated)..  Delaware
                           Pioneer Funeral Plans, Inc................................................  Texas
Pioneer Memorial Cemetery

COLORADO

Alderwoods (Colorado), Inc.

CONNECTICUT

Alderwoods (Connecticut), Inc. (voting stock will also be owned by Alderwoods (New York), Inc.)

DELAWARE

Administration Services, Inc.
Alderwoods (Alabama), Inc.
Alderwoods (Commissioner), Inc.
Alderwoods (Mississippi), Inc.
         Fisher-Riles Funeral Insurance Company.....................................................   Mississippi
         Stephens Burial Association, Inc...........................................................   Mississippi
         Stephens Funeral Benefit Association, Inc..................................................   Mississippi
         Stephens Funeral Fund, Inc.................................................................   Mississippi
         Thweatt Funeral Insurance Company, Inc.....................................................   Mississippi
American Burial and Cremation Centers, Inc.
H.P. Brandt Funeral Home, Inc.
Alderwoods (Delaware), Inc.
         APC Association............................................................................   Michigan
         Osiris Holding of Michigan, Inc............................................................   Michigan
Alderwoods Life Insurance Group, Inc.
         Mayflower National Life Insurance Company..................................................   Indiana
                  Mayflower Corporate Services, Inc.................................................   Louisiana
                  Funeral Service, Inc..............................................................   Texas
                           National Capital Insurance Company Inc...................................   Texas
                  Security Plan Life Insurance Company..............................................   Louisiana
                           Security Plan Fire Insurance Company.....................................   Louisiana
HMP Acquisition, Inc.
Lienkaemper Chapels, Inc.
MCM Acquisition, Inc.
Neweol (Delaware), L.L.C.
Osiris Holding Corporation
         Elmwood Acquisition Corporation............................................................   Illinois
         Oak Woods Cemetery Association.............................................................   Illinois
         Oak Woods Management Company...............................................................   Pennsylvania
         Osiris Holding of Florida, Inc.............................................................   Florida
Rose Hills Holding Corp.
         Rose Hills Company, Inc.

DISTRICT OF COLUMBIA

Alderwoods (District of Columbia), Inc.

FLORIDA

Garden Sanctuary Acquisition, Inc.
Levitt Weinstein Memorial Chapels, Inc.
         Alderwoods (Chicago North), Inc. (voting stock will also be owned by the Company and
           Alderwoods (Illinois), Inc.).............................................................   Illinois
MHI Group, Inc.
         Funeral Services Acquisition Group, Inc.

Security Trust Plans, Inc. (voting stock will also be owned by Funeral Services Acquisition, Inc.)
         Naples Memorial Gardens, Inc.

GEORGIA

Alderwoods (Georgia), Inc. (voting stock will also be owned by Carothers Holding Company, Inc. and
  Poteet Holdings, Inc.)
         Green Lawn Cemetery Corporation
Alderwoods (Georgia) Holdings, Inc.
         Graceland Cemetery Development Co...........................................................  South Carolina
         Reeves, Inc.................................................................................  North Carolina
         Southeastern Funeral Homes, Inc.
         Travis Land Company.........................................................................  Texas
         Waco Memorial Park..........................................................................  Texas
Poteet Holdings, Inc.

HAWAII

Alderwoods (Hawaii), Inc.

IDAHO

Alderwoods (Idaho), Inc.

ILLINOIS

Alderwoods (Illinois), Inc.
         Alderwoods (Chicago Central), Inc. (voting stock will also be owned by Osiris Holding
           Corporation)
                  Woodlawn Memorial Park, Inc.
         Alderwoods (Chicago South), Inc.
         Chapel Hill Memorial Gardens & Funeral Home Ltd.
         Chicago Cemetery Corporation
         Mount Auburn Memorial Park, Inc.
Pineview Memorial Park, Inc.
Ridgewood Cemetery Company, Inc.
Ruzich Funeral Home, Inc.
Woodlawn Cemetery of Chicago, Inc.

INDIANA

Advance Planning of America, Inc.
Alderwoods (Indiana), Inc. (voting stock will also be owned by Alderwoods (Tennessee), Inc.)
Ruzich Funeral Home

IOWA

Alderwoods (Iowa), Inc.
         Memory Gardens, Inc. (non-profit corporation managed by Alderwoods (Iowa), Inc.; not owned)

KANSAS

Alderwoods (Kansas), Inc.

KENTUCKY

Alderwoods (Kentucky), Inc. (1% of voting stock owned by a third party)
Alderwoods (Partner), Inc.

LOUISIANA

Alderwoods (Louisiana), Inc.
Advanced Planning of Louisiana, Inc. (managed by the Company; not owned)

MARYLAND

Alderwoods (Maryland), Inc.

MASSACHUSETTS

Alderwoods (Massachusetts), Inc.
         ZS Acquisition, Inc.........................................................................  New Hampshire
Byron's Funeral Homes, Inc. (51% of voting stock will be owned by funeral directors)
Cuffe-McGinn Funeral Home, Inc. (51% of voting stock will be owned by funeral directors)
Doby-Haby Insurance Agency
Gaffey Funeral Home, Inc. (51% of voting stock will be owned by funeral directors
Hafey Funeral Service, Inc. (51% of voting stock will be owned by funeral directors)
Doane Beal & Ames, Inc. (51% of voting stock will be owned by funeral directors)
Ernest A. Richardson Funeral Home, Inc. (51% of voting stock will be owned by funeral directors)
John C. Mulry Funeral Homes, Inc. (51% of voting stock will be owned by funeral directors)
Ratell Funeral Home, Inc. (60% of voting stock will be owned by funeral directors)

MICHIGAN

Alderwoods (Michigan), Inc.
AMG, Inc.
FLMG Cemetery Corp.
Forest LMP, Inc.
GOR Cemetery Corp.
NCG Cemetery Corp.
OCG Cemetery Corp.
Paws Pet Cemetery
Restlawn Acquisition, Inc.
RKL Supply, Inc.
Roseland, Inc.
UMG, Inc.
Wensley, L.L.C. (1% of membership interests owned by UMG, Inc.)
Woodlawn (Michigan), Inc.
Woodmere, Inc.
WMP, Inc.

MINNESOTA

Alderwoods (Minnesota), Inc. (voting stock will also be owned by Osiris Holding Corporation)
         Coral Ridge Funeral Home & Cemetery, Inc....................................................  Florida
         Kadek Enterprises of Florida, Inc...........................................................  Florida

MISSISSIPPI

Family Care, Inc.
Riemann Enterprises, Inc.
Riemann Funeral Insurance Company, Inc.
Riemann Insurance Company, Inc.

MISSOURI

Alderwoods (Missouri), Inc.

MONTANA

Alderwoods (Montana), Inc.

NEBRASKA

Alderwoods (Nebraska), Inc.

NEVADA

Alderwoods (Nevada), Inc.

NEW HAMPSHIRE

McHugh Funeral Home, Inc. (51% of voting stock will be owned by funeral directors)
Robert Douglas Goundrey Funeral Home, Inc.
St. Laurent Funeral Homes, Inc.

NEW MEXICO

Alderwoods (New Mexico), Inc.
Strong-Thorne Mortuary, Inc.

NEW YORK

Alderwoods (New York), Inc.
Northeast Monument Company, Inc.

NORTH CAROLINA

Alderwoods (North Carolina), Inc. (voting stock will also be owned by Carothers Holding Company,
  Inc. and Lineberry Group, Inc.)
         Westminster Gardens, Inc. (non-voting preferred stock will also be owned by Alderwoods
         (Virginia), Inc.)
Carothers Holding Company, Inc.
Lineberry Group Inc.

NORTH DAKOTA

Alderwoods (North Dakota), Inc.

OHIO

Alderwoods (Ohio) Cemetery Holdings, Inc. (non-profit corporation managed by Alderwoods (Ohio)
  Cemetery Management, Inc.; not owned)
Alderwoods (Ohio) Cemetery Management, Inc.
Alderwoods (Ohio) Funeral Home, Inc.
Bennet-Emmest Szakovitz Funeral Home, Inc.
Ohio Network Insurance Agency, Inc. (managed by the Company; not owned)

OKLAHOMA

Alderwoods (Oklahoma), Inc.

OREGON

Alderwoods (Oregon), Inc. (f/k/a Loewen (Oregon), Inc.)
Belcrest Memorial Association (managed by the Company; not owned)
Hankinson-Groulx Mortuary, Inc.
The Portland Memorial, Inc.

PENNSYLVANIA

Alderwoods (Pennsylvania), Inc.
Alleva Funeral Home, Inc. (managed by the Company; not owned)
Bright Undertaking Company
Burton L. Hirsch Funeral Home, Inc. (managed by the Company; not owned)
H. Samson, Inc.
Knee Funeral Home of Wilkinsburg, Inc.
Neill Funeral Home, Inc. (managed by the Company; not owned)
Nineteen Thirty-Five Holdings, Inc.
Reese Funeral Home, Inc. (managed by the Company; not owned)

RHODE ISLAND

Alderwoods (Rhode Island), Inc.

SOUTH CAROLINA

Alderwoods (South Carolina), Inc. (voting stock will also be owned by Carothers Holding Company,
  Inc.)

SOUTH DAKOTA

Alderwoods (South Dakota), Inc.

TENNESSEE

Alderwoods (Tennessee), Inc.
         Johnson Funeral Home of Church Hill, Inc.
DMA Corporation
Eagle Financial Associates, Inc.

TEXAS

Alderwoods (Texas) Cemetery, Inc.
Advanced Funeral Planning of Texas, Inc. (managed by the Company; not owned)
DSP General Partner, Inc. (15% of voting stock owned by third party)
         DSP General Partner II, Inc.................................................................  California
         Memorial Park Cemetery of Tyler, Texas
         Tyler Memorial Funeral Home & Chapel, Inc.
Dunwood Cemetery Service Company
Earthman Holdings, Inc.
         Crown Hill Memorial Park, Inc.
         Dudley M. Hughes Funeral Home, Inc.
         Dudley M. Hughes Funeral Home North Chapel, Inc.
         Earthman Cemetery Holdings, Inc.
         Earthman LP, Inc............................................................................  California
         Ed C. Smith & Brothers Funeral Directors, Inc.
         Hughes Funeral Homes, Inc.
         Hughes Funerals, Inc.
         Hughes Southland Funeral Home, Inc.

VIRGINIA

Alderwoods (Virginia), Inc. (voting stock will also be owned by Lineberry Group, Inc. and Carothers
    Holding Company, Inc.)
         Hill Funeral Home, Inc.

WASHINGTON

Alderwoods (Washington), Inc.
Evergreen Funeral Home and Cemetery, Inc.
Green Service Corporation
S&H Properties and Enterprises, Inc.
         Universal Memorial Centers I, Inc...........................................................  Oregon
         Universal Memorial Centers II, Inc..........................................................  Oregon
         Universal Memorial Centers III, Inc.........................................................  Oregon
         Universal Memorial Centers V, Inc...........................................................  California
         Universal Memorial Centers VI, Inc..........................................................  California
         Vancouver Funeral Chapel, Inc.

WEST VIRGINIA

Alderwoods (West Virginia), Inc.

WISCONSIN

Alderwoods (Wisconsin), Inc. (voting stock will also be owned by Osiris Holding Corporation)
         Greenlawn Memorial Park Association (managed by Alderwoods (Wisconsin), Inc.; not owned)
         Ledgeview Memorial Park (managed by Alderwoods (Wisconsin), Inc.; not owned)
         LaCrosse County Cemetery Association (managed by Alderwoods (Wisconsin), Inc.; not owned)
         Roselawn Memory Gardens (managed by Alderwoods (Wisconsin), Inc.; not owned)
         Sheboygan County Cemetery Association (managed by Alderwoods (Wisconsin), Inc.; not owned)

         Sunrise Memorial Gardens (managed by Alderwoods (Wisconsin), Inc.; not owned)
Northern Land Company, Inc.

WYOMING

Alderwoods (Wyoming), Inc.

                                               CANADA
ONTARIO

Alderwoods Group Services Inc.
         Alderwoods Group Canada Inc.
                  9102-8167 Quebec Inc. (PQ).........................................................  Quebec
                           170535 Canada Inc. (PQ)...................................................  Canada (federal)
                           3144569 Canada Inc. (PQ)..................................................  Canada (federal)
                  Guayco Investments, Inc............................................................  Quebec
                           Les Salons Funeraries Guay Inc............................................  Quebec
                  P. Coutu Funeral Chapels Ltd.......................................................  Manitoba
                  O'Reilly-Lee Funeral Home
                  Gregory's Williams Lake Funeral Home Ltd...........................................  British Columbia
                  Delmoro Funeral Home (North York) Ltd.
                  Delmoro Funeral Home (Woodbridge) Ltd.
                  Community Crematorium Service Limited (50% voting stock will be owned by third parties).........................................................................  Saskatchewan
                  Garry Memorial Crematorium Ltd. (39% of voting stock will be owned by a third party)...........................................................................  Manitoba
                  Oshawa Funeral Service (Thronton Chapel) Inc. (10% of voting stock will be  owned by a third party)
                  Jayne's Funeral Home (1984) Limited (10% of voting stock will be owned by a third party)...........................................................................  Nova Scotia
                  247663 Alberta Limited (10% of voting stock will be owned by a third party)          Alberta
                           Memento Funeral Chapel (1975) Ltd.........................................  Alberta
                  Pine Grove Crematorium (1996) Ltd. (50% of voting stock will be owned by a third party)...........................................................................  British Columbia
         Loewen International Holdings Ltd...........................................................  Barbados
                  Loewen Financial Corporation.......................................................  Barbados
                           Loewen Luxembourg (No. 4) S.A.............................................  Barbados
                  Loewen Insurance Holdings Inc......................................................  Barbados
                  Loewen Mexico Holdings Ltd.........................................................  Barbados
         Loewen Luxembourg (No. 1) S.A...............................................................  Luxembourg
                  Loewen Luxembourg (No. 2) S.A......................................................  Luxembourg
                           Loewen Investments (Gibraltar)............................................  Gibraltar
                                   Loewen Investments Two (Gibraltar)................................  Gibraltar
                                            Neweol Finance B.V.......................................  Netherlands
                                                     Loewen Luxembourg (No. 3) S.A...................  Luxembourg
                                                              Loewen One (Gibraltar) Limited.........  Gibraltar
         Loewen Trading Corporation..................................................................  Luxembourg
                  Neweol Holdings B.V................................................................  Netherlands

NOVA SCOTIA

Nafcanco, ULC

                                               MEXICO

Agencia de Inhumaciones (voting stock will be owned by Alderwoods Group Canada
Inc.)
Grupo Loewen De Mexico (voting stock will be owned by Alderwoods Group
Canada Inc.)
         Prestadora De Servicios Funeria (1% of voting stock will be owned by Agencia de
           Inhumaciones)
         Servicios Administrativos (1% of voting stock will be owned by Agencia de Inhumaciones)

                                             PUERTO RICO

Camposanto-Aguadilla, Inc.
     Monte Cristo, Inc.
Camposanto PR, Inc.
Jibe Services Corporation
Los Jardines Memorial Park, Inc.
Los Rosales Memorial Park, Inc.

                                           UNITED KINGDOM

Alderwoods UK Holdings Ltd.
         Alderwoods Funerals Limited
                  The Loewen Partnership Limited
                           W. Cornish Limited (50% of voting stock will be owned by multiple indirect wholly owned subsidiaries of the Company)
                           Jno. Steel Holdings Ltd.
                           Jno. Steel & Son Ltd.
                           Anglia Funeral Services Ltd.
                           Maple Leaf Funerals Ltd.
                           Andrew Holmes & Son Ltd.
                           Woking Funerals Ltd.

                                                                       ANNEX III

                                    OBLIGORS

         Based on the Restructuring Transactions as currently contemplated, listed below are all of the entities that will be Subsidiary Guarantors upon consummation of the transactions contemplated by the Plan of Reorganization. The mailing address of each Subsidiary Guarantor is 11th Floor, Atria III, 2225 Sheppard Avenue East, Toronto, Ontario, Canada, M2J 5C2. Each such entity will be a wholly owned direct or indirect subsidiary of the Company.


ALASKA

Alderwoods (Alaska), Inc.

ARIZONA

Alderwoods (Arizona), Inc.
Hatfield Funeral Home, Inc.
Phoenix Memorial Park Association

ARKANSAS

Alderwoods (Arkansas), Inc.

CALIFORNIA

Advance Funeral Insurance Services
Alderwoods Group (California), Inc.
Alderwoods (Texas), Inc.
Earthman LP, Inc.
Universal Memorial Centers V, Inc.
Universal Memorial Centers VI, Inc.
Whitehurst-Lakewood Memorial Park and Funeral Service

COLORADO

Alderwoods (Colorado), Inc.

CONNECTICUT

Alderwoods (Connecticut), Inc.

DELAWARE

Administration Services, Inc.
Alderwoods (Alabama), Inc.
Alderwoods (Commissioner), Inc.
Alderwoods (Delaware), Inc.
Alderwoods (Mississippi), Inc.
Alderwoods (Texas), L.P.
American Burial and Cremation Centers, Inc.
H.P. Brandt Funeral Home, Inc.
Lienkaemper Chapels, Inc.
Neweol (Delaware), L.L.C.
Osiris Holding Corporation



                                      III-1

DISTRICT OF COLUMBIA

Alderwoods (District of Columbia), Inc.

FLORIDA

Coral Ridge Funeral Home & Cemetery, Inc.
Funeral Services Acquisition Group, Inc.
Garden Sanctuary Acquisition, Inc.
Kadek Enterprises of Florida, Inc.
Levitt Weinstein Memorial Chapels, Inc.
MHI Group, Inc.
Naples Memorial Gardens, Inc.
Osiris Holding of Florida, Inc.
Security Trust Plans, Inc.

GEORGIA

Alderwoods (Georgia), Inc.
Alderwoods (Georgia) Holdings, Inc.
Green Lawn Cemetery Corporation
Poteet Holdings, Inc.
Southeastern Funeral Homes, Inc.

HAWAII

Alderwoods (Hawaii), Inc.

IDAHO

Alderwoods (Idaho), Inc.

ILLINOIS

Alderwoods (Chicago North), Inc.
Alderwoods (Chicago Central), Inc.
Alderwoods (Chicago South), Inc.
Alderwoods (Illinois), Inc.
Chapel Hill Memorial Gardens & Funeral Home Ltd.
Chicago Cemetery Corporation
Elmwood Acquisition Corporation
Mount Auburn Memorial Park, Inc.
The Oak Woods Cemetery Association
Pineview Memorial Park, Inc.
Ridgewood Cemetery Company, Inc.
Ruzich Funeral Home, Inc.
Woodlawn Cemetery of Chicago, Inc.
Woodlawn Memorial Park, Inc.

INDIANA

Advance Planning of America, Inc.
Alderwoods (Indiana), Inc.
Ruzich Funeral Home, Inc.



                                      III-2

IOWA

Alderwoods (Iowa), Inc.

KANSAS

Alderwoods (Kansas), Inc.

KENTUCKY

Alderwoods (Partner), Inc.

LOUISIANA

Alderwoods (Louisiana), Inc.

MARYLAND

Alderwoods (Maryland), Inc.

MASSACHUSETTS

Alderwoods (Massachusetts), Inc.
Doba-Haby Insurance Agency, Inc.

MICHIGAN

Alderwoods (Michigan), Inc.

MINNESOTA

Alderwoods (Minnesota), Inc.

MISSISSIPPI

Family Care, Inc.
Riemann Enterprises, Inc.
Stephens Funeral Fund, Inc.

MISSOURI

Alderwoods (Missouri), Inc.

MONTANA

Alderwoods (Montana), Inc.

NEBRASKA

Alderwoods (Nebraska), Inc.

NEVADA

Alderwoods (Nevada), Inc.



                                      III-3

NEW HAMPSHIRE

Robert Douglas Goundrey Funeral Home, Inc.
St. Laurent Funeral Home, Inc.
ZS Acquisition, Inc.

NEW MEXICO

Alderwoods (New Mexico), Inc.
Strong-Thorne Mortuary, Inc.

NEW YORK

Alderwoods (New York), Inc.
Northeast Monument Company, Inc.

NORTH CAROLINA

Alderwoods (North Carolina), Inc.
Carothers Holding Company, Inc.
Lineberry Group, Inc.
Reeves, Inc.
Westminster Gardens, Inc.

NORTH DAKOTA

Alderwoods (North Dakota), Inc.

OHIO

Alderwoods (Ohio) Cemetery Management, Inc.
Alderwoods (Ohio) Funeral Home, Inc.
Bennett-Emmert-Szakovitz Funeral Home, Inc.

OKLAHOMA

Alderwoods (Oklahoma), Inc.

OREGON

Alderwoods (Oregon), Inc.
The Portland Memorial, Inc.
Universal Memorial Centers I, Inc.
Universal Memorial Centers II, Inc.
Universal Memorial Centers III, Inc.

PENNSYLVANIA

Alderwoods (Pennsylvania), Inc.
Bright Undertaking Company
H. Samson, Inc.
Knee Funeral Home of Wilkinsburg, Inc.
Nineteen Thirty-Five Holdings, Inc.
Oak Woods Management Company



                                      III-4

RHODE ISLAND

Alderwoods (Rhode Island), Inc.

SOUTH CAROLINA

Alderwoods (South Carolina), Inc.
Graceland Cemetery Development Co.

SOUTH DAKOTA

Alderwoods (South Dakota), Inc.

TENNESSEE

DMA Corporation
Eagle Financial Associates, Inc.
Alderwoods (Tennessee), Inc.

TEXAS

Alderwoods (Texas) Cemetery, Inc.
Dunwood Cemetery Service Company
Earthman Cemetery Holdings, Inc.
Earthman Holdings, Inc.
Travis Land Company
Waco Memorial Park

VIRGINIA

Alderwoods (Virginia), Inc.

WASHINGTON

Alderwoods (Washington), Inc.
Evergreen Funeral Home and Cemetery, Inc.
Green Service Corporation
S & H Properties & Enterprises, Inc.
Vancouver Funeral Chapel, Inc.

WEST VIRGINIA

Alderwoods (West Virginia), Inc.

WISCONSIN

Alderwoods (Wisconsin), Inc.
Northern Land Company, Inc.

WYOMING

Alderwoods (Wyoming), Inc.



                                     III-5

                                  EXHIBIT INDEX


EXHIBIT
NUMBER                               DESCRIPTION
------                               -----------
Exhibit 25.1      The statement of eligibility and qualification of the Trustee on Form T-1, executed by Wells Fargo Bank Minnesota, National
                  Association.

Exhibit T3A(1)    Certificate of Incorporation of the Company, as amended.*

Exhibit T3A(2)    Form of Amended and Restated Certificate of Incorporation of
                  the Company to be in effect on the Effective Date
                  (incorporated by reference to Exhibit 3.3 to the Company's
                  Form 10, SEC File No. 000-33277, filed October 26, 2001).

Exhibit T3B(1)    Bylaws of the Company.*

Exhibit T3B(2)    Form of Amended and Restated Bylaws of the Company to be in
                  effect on the Effective Date (incorporated by reference to
                  Exhibit 3.4 to the Company's Form 10, SEC File No. 000-33277,
                  filed October 26, 2001).

Exhibit T3C       Form of Indenture to be qualified.

Exhibit T3E       Disclosure Statement Pursuant to section 1125 of the
                  Bankruptcy Code for the Fourth Amended Joint Plan of
                  Reorganization of Loewen Group International, Inc., its Parent
                  Corporation and Certain of Their Debtor Subsidiaries.*

Exhibit T3F       Cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310
                  through 318(a), inclusive of the Act.






----------
*        Previously filed.